UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 4, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

1H22

bradesco

Dear shareholders,

We hereby present the Financial Statements of Banco Bradesco S.A. related to the first half of 2022. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB).

ECONOMIC COMMENT

The Brazilian economy continues to surprise positively. The main highlight in recent months has been the dynamics of the labor market, whose fast pace of job creation led to a significant drop in the unemployment rate. In addition, measures such as the release of the FGTS and the increase in *Auxílio Brasil* guarantee an additional breather on consumption, compensating for the increasingly contractive monetary policy. This dynamic should guarantee the maintenance of a good pace of GDP growth in the coming quarters. As a result, the Brazilian economy is expected to grow by 2.3% this year.

The challenges in the conduct of monetary policy are still present, but inflation showed important relief in the face of tax exemptions. In addition to tax cuts, falling commodity prices can have an additional benefit, affecting both wholesale and consumer prices. On the other hand, the dynamics of the labor market, added to the new fiscal incentive, should maintain the pressure on services inflation. Given the advanced stage of the current monetary tightening cycle, the Central Bank of Brazil should end the Selic rate hike at 13.75%, keeping interest rates at this level for a long time.

The global scenario continues with a higher than usual degree of uncertainty and volatility. Global inflation remains high, reaching historic levels in the US and Europe, demanding a considerable tightening of monetary policy. The rise in interest rates in central economies supplied fears of lower world growth, which was reflected in a sharp correction in commodity prices.

HIGHLIGHTS FOR THE PERIOD

In June 2022, we noticed our shareholders and the market in general that we entered into an agreement with Banco BNP Paribas Brasil S.A. ("BNP Paribas") to enable the potential transfer in the provision of local services to BNP Paribas Private Bank clients who choose to migrate to Bradesco, as a result of BNP Paribas's decision to discontinue their local services in this segment.

STRATEGIC FOCUS

Our business strategy is focused on meeting the expectations of clients, while understanding their needs and life cycle and increasing their satisfaction by means of an experience of excellence in all its interactions with the Bank.

Based on this reflection, we structure our strategy on four large pillars that support the corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

Clients – our inspiration: Our goal is to contribute to the achievements of our clients through a service of excellence focused on their needs and objectives, promoting the best experience and a relationship of trust and respect. Having the client as the center of our strategy, we have developed several actions to improve our knowledge of behavior, needs and goals, adding value to each moment and interaction. Through the use of data intelligence, complete business solutions, we offer contextualized offerings according to the client's profile and moment of life. All in a pleasant and complete experience, integrating journeys of excellence and processes supported by new real-time decision technologies.

Digital Transformation – how we do: We have digital mentality and behavior to be simple, efficient, agile, connected and innovative. In a context of strong digital transformation, we want to make our clients experience even more fluid, practical and safe. Our management of expenses was highlighted in the strategy, contributing with actions and projects aimed at optimizing the use of channels, reducing the cost of providing services, in the continuous pursuit of efficiency. We seek to maximize value from the client's perspective through a culture focused on continuous improvement, excellence and data use for decision making.

People – our team: We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people. We seek to enhance our professionals' essential and life-changing competencies in order to make our corporate strategy feasible. We have an organizational culture based on ethics, transparency and respect for people, and we invest to have an innovative, challenging, and plural environment.

Sustainability made to last: Our focus is to be agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a sustainable and diversified manner seeking the best balance between risk and return through a robust capital structure and liquidity. We are committed to managing the socio-environmental and climate risks related to our business and to supporting sectors, activities, projects and assets that have positive socio-environmental impacts. The commitments made and the results of our performance in diversity and inclusion reinforce our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are important drivers for us, because through them we impact and change the lives of thousands of Brazilians. Ethical and transparent performance permeates our values. It is part of our purpose to contribute to the sustainable development of society, and we work to ensure that our Organization is prepared for the challenges that will be imposed by a low-carbon and inclusive economy.

1H22 HIGHLIGHTS

BOOK NET INCOME AND ROAE


R$ billion
18,6%
16,3%
14,5
+27%
11,4
1H21
1H22
Book Net Income
ROAE

SHAREHOLDERS' EQUITY


R$14,68
R$13,86
156,4
R$ billion
147,7
+6%
Jun21
Jun22
Shareholders' equity
Book Value per Share

INTEREST ON SHAREHOLDERS' EQUITY/ DIVIDENDS R$**4.8** bi (gross)

R$3.7 bi – supplementary

R$1.1 bi – monthly

EARNINGS PER SHARE

R$1.28 IN COMMON SHARES

R$1.41 IN PREFERRED SHARES

BASEL RATIO

15.6%

MARKET VALUE

R$168.3 bi

EXPANDED LOAN PORTFOLIO

R$**855.4 bi** (+18% in 12M)

LARGE CORPORATES: **R$343.1 bi** (+17% in 12M)

INDIVIDUALS: **R$341.6 bi** (+20% in 12M)

Micro, Small and Medium-Sized enterprises: **R$ 170,7 bi** (+15% in 12M)

ALLOWANCE FOR LOAN LOSSES

R$49.8 bi (+9% in 12M)

TOTAL DEPOSITS

R$567.6 bi

(+4% in 12M)

Time Deposits – R$377.5 bi (+7% in 12M)
Savings Deposits – R$134.8 bi (-2% in 12M)
Demand Deposits – R$53.9 bi (-1% in 12M)
Interbank Deposits – R$1.4 bi (-48% in 12M)

SECURITIES

R$687.4 bi

(-6% in12M)

FVOCI– R$ 186,0 bi (-43% in 12M)
FVPL– R$ 287,0 bi (+24% in 12M)
Amortized Cost – R$ 214,4 bi (+22% in 12M)

100% CLIENT

Our relationship with our clients has changed and is becoming closer and closer. That is why we will continue to focus on them, on their desires, needs and goals. This is a movement that is in line with our motto "among us, you come first". To this end, during the development of products and services we consider their profile, life moment and behavior – inside and outside Bradesco. This is possible because we combine the voice of the client with the use of metrics such as NPS and data intelligence.

This way, we get to know each client even better so that we can provide solutions that are consistent with their goals and facilitate their daily lives. An example of this work was the development of a new Pix area for Individual clients, within the Bradesco App. By identifying the points of greatest interaction and search by clients, we revitalized the homepage in order to bring even more fluidity in the use of services, improving the experience during the use of the Pix. The novelty was implemented in the last quarter and used the expertise of the Customer Experience (CX) department, responsible for measuring the data, building and optimizing the journeys, in addition to monitoring the Customer Experience indicators through quantitative and qualitative research. After the implementation, we are already getting extremely positive feedbacks related to the change.

Another innovation includes BIA, our Artificial Intelligence launched in 2016. Also seeking to bring even more usability and security to our clients, we started a pilot project, initially only for Individual clients, transforming it into a channel for security message alerts. Through WhatsApp, BIA contacts the client in cases of suspected credit card fraud. The novelty brings BIA even closer to the client, bringing more security and speeding up communication and manifestation in cases of suspected fraud.

These are practical examples of the constant work carried out by Bradesco Experience responsible for promoting the best experience to clients in all interaction channels. It is a team composed of specialized professionals with an end-to-end vision in creating complete, intuitive and customized journeys. In addition, we have improved partnerships that enable more fluid experiences between different channels. Experiences that we are already expanding for non-financial services. To ensure resilience to our channels and agility in building journeys, we have also strengthened our cloud structure.

In the first six months of 2022, our base was composed of 75.5 million clients.



COMPANIES
Multis & institutional¹
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Companies and Business
Up to R$ 50 mi



INDIVIDUALS
Private Bank
≥ R$5 mi
Classic
≤ R$4,000
Prime
≥ R$15,000
≥ R$150,000
Exclusive
R$4,000 to R$14,999.99
R$40,000 to R$149,999.99
Non-account holders²
Monthly Income
Annual Revenue
Investment

1 – Asset Management, Pension Funds and Securities Brokers; and
2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

SERVICE STRUCTURE

By offering practical and secure services in all segments we operate, we maintain a large and modern network of Customer Service, which is constantly updated, throughout Brazil and also in strategic locations abroad. In the first six months of 2022, the Network comprised 84,074 points, among them, 2,926 are branches and 48,029 are ATMs.

DIGITAL CHANNELS

Understanding the new profile of clients, increasingly digital and autonomous, we will continue to expand our performance in digital solutions. In the first six months of 2022, 98% of the transactions were carried out by Bradesco's digital channels, with emphasis on the Bradesco App (Individual and Company), which showed a 75% increase in financial transactions compared to the previous year. Our Digital Channels include customer service, products and services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for Bradesco clients.

ACCESSIBILITY

In almost 80 years of history, our purpose to make our clients' lives easier escalates more and more. During that time, we improved, always considering accessibility to be synonymous with respect and inclusion. Twenty-four years ago, we started a transformation movement with the implementation of several solutions such as the launch of accessible ATMs, an exclusive Call Center (SAC) for people with hearing disabilities and the development of accessible marketing campaigns. Increasingly addressed and supported by new technologies, the theme continues to receive the dedication deserved by means of projects and actions focused on the connection with communities, the empowerment and the minimization of barriers to access information, banking and digital inclusion.

DIGITAL PLATFORMS

Currently, we have nine large Digital Platforms serving clients of the Retail (Exclusive) and Prime segments. The clients, depending on their relationship profile, can choose to use the remote assistance model, via Telephone/Corporate WhatsApp/Email/Video call. At the end of the period, we served 741,528 clients – 550,376 clients in Retail (Exclusive) and 191,152 clients in Prime. We also have the Bradesco Private Bank Digital Branch, serving 17,686 clients in this segment.

NEXT

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned, today, as a digital platform that has as its objective to simplify everyone's life, provide financial education and be a partner in achieving clients' goals.

The ecosystem of next offers financial and non-financial services. In addition to the checking account and credit and debit card, the client has at his/her disposal options of investments and loans, insurance, salary account, account for children and teens (nextJoy account, in partnership with Disney), mobile phone top-up, discounts and offers at nextShop, exclusive benefits in partnership with several brands on the Mimos (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets. In May 2022, next strengthened its role in Open Finance with the launch of the "Minhas Finanças" ("My Finance") functionality, which allows the client to view, in a consolidated manner, their checking account information and credit cards from various institutions participating in the system.

The performance of next is based on customer centricity. This premise is followed to the letter with constant investments in the analysis and intelligence of data (analytics), to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. Customer Experience (UX) and customer service are also key areas, focused on providing the best journey and active listening to demands. By prioritizing the client, next traces its goals aiming at sustainable growth, guaranteeing the quality of the services and actual indexes of satisfaction and engagement in the use of the App.

In the second quarter of 2022, it reached the mark of 12.2 million clients – a growth of 127% in the last 12 months.

BITZ

Released in September 2020, Bitz is a free digital account of Grupo Bradesco. Today, more than 8 million clients are aligned with the purpose of thriving through financial inclusion. With Bitz, you can do Pix, pay bills, bank payment slips, cell phone top up and make purchases over the Internet using the virtual card generated on the App itself. With it the user can also register for taxi, transport, delivery, music, series and games Apps and also earn cashback on the digital account itself. It is also possible to obtain a credit card from the Elo Flex brand with no annual fee and with numerous benefits. In addition, with Bitz the client sees their money earning every day, as the account has a daily correction of 100% of CDI. Bitz recently joined the largest electronic money transfer player in the Brazilian retail market, enabling it as a means of payment for more than 150 thousand commercial establishments and more than 400 thousand points of sale.

DIGIO

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit card, personal loan developed to be distributed in own and third-party channels, INSS payroll-deductible loan, anticipated FGTS Anniversary Withdrawal and 100% digital payment account. In addition to financial products, it is possible to purchase on the App: cell phone top up, insurance, dental plan, cashback, e-gift, discounts, etc.

Digio closed the first half of 2022 with 4.2 million total accounts, recording a growth of 51% over the same period in 2021. It launched the anticipation of FGTS Anniversary Withdrawal, of direct debit of the Digio card bill and of the exclusive discount platform of the Uber Account.

INTERNATIONAL OPERATION

We have a team of specialists in Brazil and abroad to act on the foreign exchange, export, import, financial transfer and foreign trade finance market.

Abroad, we have 2 Branches, 11 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Bradesco BAC Florida Bank is positioned to meet the demand of Brazilian and Latin American clients who are in the USA and who wish to diversify their equity in the global market by offering investment, banking and financing solutions.

BRANCHES	
New York Grand Cayman	Banco Bradesco S.A.

REPRESENTATIVE OFFICE	
Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales

SUBSIDIARIES	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxemburg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco BAC Florida Bank Bradesco BAC Florida Investments Bradesco Global Advisors

MAIN PRODUCTS AND SERVICES

bradesco seguros

Jun22
(R$ million)

Net Income	Shareholders' Equity	Securities	Revenue from Insurance Premiums, Pension Contributions and Capitalization Bonds
3,899	**33,097**	**334,769**	**45,760**
Return on Average Equity (ROAE)	Total Assets	Indemnities, Draws and Redemptions Paid	Technical Provisions for Insurance, Pension Plans and Capitalization Bonds
19.7%	**360,315**	**38,610**	**309,342**

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which made it reach the market leadership in Brazil and Latin America.

This solid path has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto.

We have Life Insurances, Health and Dental Plans, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for Individuals and Companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

CARDS

We have the most complete solution line of means of payment in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we serve the Mexican market, operating as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country.

We are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company whose investments include Alelo (benefit cards and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (brand), and Veloe (mobility and tolls company).

R$140.2 billion in card transactions in the period.

R$4.3 billion in Fee and Commission Income.

LOAN OPERATIONS

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

- **Agribusiness:** we are featured among the biggest financiers in agribusiness, with offers and solutions for the development of production. We usually participate in the eight largest fairs in the sector and keep agreements with several partners of the Productive Chain and with the main manufacturers of agricultural tools of the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;
- **Special Business:** leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings, market leader in leasing, largest guarantee portfolio in the market and market leader in advance payments to suppliers;
- **Real Estate Financing:** we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitizing of processes made through real estate partners through APIs. We have real estate platforms and extensions, with coverage throughout the national territory;
- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and
- **Individuals (mass-market):** all personal loans, payroll-deductible loans, vehicle and revolving credit lines enable us to keep transforming our customer experience through the modernization of commercialization and after-sales journeys. Highlights for the massive use of algorithms and advanced analytics, by mapping clients' needs in real time, to respond with the best product and the best business conditions considering the moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Jun22	Jun21	Variation %
Consumer Financing	**239.9**	**197.6**	**21%**
Payroll-deductible Loans	86.1	78.4	10%
Credit Card	63.2	43.2	46%
Personal Loans	55.5	45.9	21%
CDC / Vehicle Leasing	35.1	30.1	17%
Real Estate Financing	98.7	85.5	15%
Rural Loans	34.6	28.0	23%
BNDES/Finame Onlendings	15.7	15.8	-1%
Working Capital	149.4	129.7	15%
Foreign Trade Finance	57.2	61.6	-7%
Sureties, Guarantees and Securities	187.3	155.3	21%
Other	72.6	52.8	37%
\\ Expanded Loan Portfolio	**855.4**	**726.5**	**18%**

CONSORTIA

Our clients, being account holders or not, have the full portfolio of products and services of Bradesco Consórcios (Consortia). We have an integrated base for marketing solutions in synergy with the Branches and Digital Platforms, which guarantees to us market leadership.

R$16.7 billion in revenues in the first six months of the year, resulting in a total portfolio of **R$96.7 billion.**

R$1.2 billion in Fee and Commission Income.

1.5 million active quotas, totaling **315.5 thousand** new quotas sold in the period.

INVESTMENT BANK

We advise our clients on the primary and secondary issuing of shares, merger transactions, purchase and sale of assets and companies; and structuring and distribution of debt instruments, structured corporate finance operations and projects under the modality of Project Finance. Our Global Markets area is responsible for the securities and for the institutional client relationship, covering varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico City, New York, London and Hong Kong.

ASSET MANAGEMENT

Our representative in the offering of complete solutions in asset management and investments portfolios, for all the client profiles that we serve, is BRAM – Bradesco Asset Management, one of the market-leading companies. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and abroad, and various Family Offices, ensuring excellence in service quality.

R$631.6 billion in investment funds and managed portfolios under management in the period.

ÁGORA INVESTIMENTOS

Ágora – the investment house of Banco Bradesco is an open investment platform for individuals, account holders and non-account holders. With curated selection of the best financial products on the market, it brings together more than 1,100 investment options among more than 130 institutions, with several options from R$1.00. Ágora clients have personalized advice from specialists who understand the subject and are available whenever they need it. In addition, it has access to a lot of content, information, analysis and recommendations made by renowned market analysts, all to make the best decision when investing.

Whether via website or Ágora App, the client has a 360º view of the portfolio, daily follow-up of the valuation of its investment portfolio, advanced Home Broker to access the stock market, futures, options, BDRs, ETFs and FIIS listed on B3, in addition to a wide and complete grid of options for investments with more than 500 alternatives in fixed income from several institutions, investment funds from renowned market managers, COEs and private pension.

Also, through exclusive programs such as Ágora Kids and Ágora Universitário, it promotes the entry of new investors to the capital market. It also allows its clients to follow the strategies of the recommended stock portfolios with investments starting at only R$1,00, through the Invista Fácil Ágora. Paid Custody services enable clients to obtain additional revenues from their stock portfolio. With Ágora Trader, the investor has all the technology with advanced trading terminals for stock exchange operations. Finally, it partnered with Veloe, bringing exclusive benefits to the Ágora client in the purchase of the vehicle tag, being the first brokerage firm in the country to offer this service to their clientes

It is worth highlighting the new content platforms, open to clients and non-clients: i) **Ágora Academy**, an educational content platform that brings together the best business schools in the country and promotes financial education accessible to all, with more than 90 courses, 50 of which are totally free and all of them include certification, in addition to specialization, professionalization, and even postgraduate and MBA diplomas; and ii) **Ágora Play and Cast**, which offer live streams and daily podcasts with analysts, experts and market managers, thus enabling investors to follow everything that happens, live or at any time, from wherever they are.

With Ágora, the client finds at its disposal a complete platform of investments, customized service, content, products and exclusive services gathered in one place, which provides a different experience, with comfort and security when investing.

BROKER

Through Bradesco Corretora, we exclusively serve the institutional segment, covering investors domiciled in Brazil, the USA, Europe and Asia.

Bradesco Corretora aims to mediate the purchase and sale of shares, future commodity contracts, financial assets, indexes, options, share leases, swaps, fixed-term contracts in the primary and secondary markets, negotiations on the B3 and in the organized over-the-counter market.

It offers a comprehensive investment analysis service, covering the main sectors and companies of the Latin American market, through a team composed of 29 industry analysts. It also has its own teams of economists and fixed-income analysts.

INVESTMENTS

We have a complete investment platform that aims to provide the client with differentiated investment advice, in a remote and in-person manner, contemplating all the products of Banco Bradesco, Bradesco Asset Management (BRAM), Ágora Investimentos and Bradesco Previdência, considering the moment of life, need and profile of the client.

The investment advice service, in addition to the assistance of branch network managers, has a team of investment experts. Clients also benefit from the recommended portfolios, which combine a diversity of financial products and are established monthly based on the client profile and the domestic and international market perspectives.

MISCELLANEOUS SOLUTIONS

CAPITAL MARKET

We provide a broad range of solutions and services for the capital market through modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

CASH MANAGEMENT

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

PRODUCTS AND SERVICES FOR THE PUBLIC SECTOR

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.5 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have nine Specialized Platforms to assist Governments, State Capitals, Courts, Chambers, Public Prosecutor's Offices, Public Defender's Offices, and the Brazilian Municipalities with the highest GDP. We also have 35 Platforms serving other Municipalities and Bodies. Find out more on bradescopoderpublico.com.br.

TECHNOLOGY AND INNOVATION

The omnichannel era has been transforming the consumption experiences and, consequently, diversifying and broadening the relationship between brands and consumers, a movement that requires an increasingly agile and customized delivery by companies. In order to obtain results that are referenced by excellence, at Bradesco the Client has been placed at the center of the strategy and decision-making process.

In a context of accelerated digital transformation, uniting experience to business evolution, on its many fronts, is a fundamental premise. And it is in this scenario filled with new demands and requirements that Bradesco continues to advance in order to provide solutions and facilities. Thus, with increasingly focused governance and processes, we have increased the number of digital clients in the last year by 13%, totaling 25,3 million in June 2022, and reached four times more sales conversion with our CRM actions by leveraging our personalization capabilities.

The **Individual Client** may aggregate their financial information and thus be able to check the key information of all of their accounts in Bradesco and in other banks on the Bradesco App with the "Meus bancos" ("My banks") option. Another novelty was the facilities involving transactions with Pix, such as the Register of Favored Contacts - which allows transactions with values above the established - and the notifications by "push" on the App, informing the result of the processing (approved or reproved). Already in partnership with Losango – a financial solutions company of the Bradesco Organization – the personal loan was made available under exclusive conditions to clients of the Classic and Exclusive Segments. Agile and easy, the operation is performed directly on the App, which also provides customized simulations according to each profile.

And also, in line with Bradesco's commitment regarding inclusion and accessibility, the SAC Service in Libras (Brazilian sign language) was launched by video chat on Bradesco's website, specially directed to deaf or hearing-impaired people.

In the **Cards** area, we have firmed new partnerships, an advance that led to the increase of payment services by the App with exclusive offers for Samsung Pay and Apple Pay products, such as differentiated spread payment options. In Google and WhatsApp Pay services, we had three highlights: credit card offer, choice of streaming subscriptions and marketing of Disney products, such as the purchase of tickets to the Theme Parks. For security, there are also several important developments such as: the "on/off" function for contactless cards, allowing the client to use or not the facility; the service of challenging expenses not recognized directly on the cards App - available 24 hours a day, 7 days a week - and BIA, which now has alerts through WhatsApp, enabling the client to validate the veracity of the purchase in case of suspicious credit card transactions.

The **investor Client** can now take advantage of **Ágora** directly on WhatsApp. With a verified seal ensuring reliability and security of the service, this channel provides clients with another means of clarifying doubts, consulting positions, making investments and even receiving messages from an Ágora specialist with indications of new opportunities. On the **Ágora App**, the client can also receive push notifications with stock purchase and sale order alerts, operations with upcoming maturities, and relevant news about the day-to-day of financial market.

Another novelty for investor clients is **Bradesco Invest US**, which enables investments in accounts abroad and access to a portfolio designed by **BlackRock** - the world's largest asset manager - integrated with Bradesco and with real-time value transfer.

With the aim of bringing Metaverse closer and more present in the business world, **Corretora Ágora** (broker) is now offering the **Metaverse COE**. In this investment - which unites the potential of variable income and fixed income security - profitability follows the performance of the **Ball Metaverse Index**, the first index in the world dedicated to reflecting the performance of companies that actively engage with Metaverse.

For Corporate clients, the **Net Empresa App** has offered new features linked to sales, consultation, acceptance and redemption services in capitalization securities, always aligned with the principles of sustainability. The Corporate client also counts on the renegotiation of debts by the App itself, including the spread payment of the debit balance and grouping of loan contracts.

In the **Insurance Company**, the self-service on digital channels is constantly evolving, offering clients services such as: digital acceptance of proposals in home insurance, cancellation of policies, maintenance of life insurance beneficiaries, and inquiry of policies in force, among others. Digital services enable a considerable reduction in the consumption of materials and provide greater convenience to clients. The client also relies on the chat service with **Life and Pension** experts through Internet Banking, to resolve doubts in redemption requests in the amount between R$50 thousand and R$100 thousand. In the purchase of Pension by Mobile, clients have a fully remodeled consultative journey including a recommended portfolio suggestion according to their investment profile.

Bradesco reached 1 million accounts opened by the App during the first five months of 2022, an increase of 93% over the same period of 2021, a figure that makes tangible and reinforces the Bank's commitment to multiply the results of digital transformation. The world continues to evolve, the preference for the convenience of digital channels increases without stopping, and Bradesco follows in the commitment to always offer the best experience, regardless of the channel chosen by the Client, combining excellence in customer service, convenience, knowledge and technology to the best extent.

SUSTAINABILITY FOR BRADESCO

The commitment to sustainable development is one of the strategic drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand that the management of guidelines and the engagement on environmental, social, and governance (ESG) aspects are essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and the society.

We updated our Sustainability Strategy by focusing on three main themes to enhance Bradesco's performance and purpose: Sustainable Business, Climate Agenda, and Financial Citizenship. Our work is aligned with the Sustainable Development Goals (SDGs) of the UN.

Half-year highlights:

- 52% of achievement of the Sustainable Business Goal by June 2022: R$129 billion have already been allocated in the commitment of investing, by 2025, R$250 billion in assets, sectors and activities with socio-environmental benefits by using the corporate credit, advice on the capital market and sustainable financial solutions.

- To continue expanding the support to our clients in the Sustainable Business agenda, we empower and engage 100% of the business teams in the corporate segment. We also reinforce the guidelines and procedures necessary for operations with positive social and/or environmental impacts.

- Sustainable businesses of Bradesco are highlighted in a report from GFANZ (Glasgow Financial Alliance for Net-Zero) - a global alliance of financial institutions committed to the net-zero carbon emission goal - released a report that provides a series of recommendations and guidelines that support financial-sector companies to develop and implement climate-transition plans. The report highlighted two Bradesco cases as a reference of best practices of the industry in implementing recommendations for aligning products and services to the net-zero, in order to allocate and secure capital for emission reductions in the real economy (**gfanzero.com/publications/**).

- Bradesco became the first Brazilian bank to sign the Commitment to Health and Financial Inclusion, linked to the United Nations Environment Programme Finance Initiative (UNEP FI)- an unprecedented commitment that promotes universal financial inclusion and fosters a banking sector that supports the financial health of its clients. With the signature, the bank undertakes to take a leading role in accelerating actions for inclusion, health, and financial well-being.

Our ESG evolution is confirmed through the performance mostly above the average for the industry in the evaluations of the main ratios and ratings, both national and international.

We are committed to the sustainable development of Brazil and continue our journey of commitment and support to our clients and partners in the transition to a greener and inclusive economy.

Follow our evolution through the websites bradescori.com.br and bradescosustentabilidade.com.br.

HUMAN RESOURCES

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, constant recognition and challenges, training and development, differentiated compensation and benefits, appreciation of diversity, and balance between work and family life. Health is a vector of transformation in people's lives. That is why a culture based on prevention and promotion of healthy habits and behaviors prevails in the Organization.

Viva Bem (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to the technological support and the safety measures, has contributed for us to structure and adopt contingency measures to cope with Covid-19. Following the recommendations of the national and international regulatory agencies (World Health Organization/WHO, International Labour Organization/ILO, Ministry of Health of Brazil, and National Sanitary Surveillance Agency/ANVISA) and considering the current moment of flexibility, that enabled the implementation of the telework policy, Bradesco and its health team intensified their efforts in the issues related to Covid-19.

Among other actions, we adapted the working model to improve the agility to treat positive cases in the dependencies and implemented a new sanitization process, replacing the health care in working environments, providing business continuity without the need to close the site, always focused on the employees' health.

We also reinforced communications across the Organization – especially in the areas where we implemented the remote work model – on the importance of the continuing use of the mask, preventive care, and support channels for employees and households.

The education and the promotion of diversity also gained prominence. Unibrad – Corporate University of Bradesco highlighted the interest and importance of distance learning courses, especially during the pandemic, a period in which more than 80 learning courses traditionally administered in person migrated to an online/virtual environment. Among the themes are short-term solutions geared to specific needs, such as Covid-19 prevention, mental health, remote work and adaptation of routines.

Finally, with much pride, we communicate that our ongoing commitment to adopt practices that support and foster a healthy, balanced, diverse and inclusive environment, has once again been recognized by various institutions, such as the 2022 Top Employers Certification, for companies with excellence in people management and employer branding, the list of LinkedIn Top Companies Brazil 2022, a survey that brings 25 companies from various sectors that operate in the country offering the best opportunities for professional growth, the Career of Dreams ranking, which announces the companies that people most desire to work for and the Bloomberg Gender-Equality Index 2022 (GEI), which evaluates publicly-held companies according to gender equity practices.

Much more than policies and practices, we consolidated a culture of respect, disseminated by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 88,129 employees, of which 75,834 of Bradesco and 12,295 of Affiliated Companies. Among outsourced employees, we had 8,496 associates and 1,927 interns.

CORPORATE GOVERNANCE

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first half of 2022, 18 meetings were held, two of which were annual and 16 were special.

The Internal Audit reports to the Board of Directors, in addition to six committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, and Nomination & Succession Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

INTERNAL AUDIT

It is the responsibility of the Department of Audit and General Inspectorship, which reports functionally to the Board of Directors and is responsible for independently assessing the effectiveness of risk management, including how the areas of business, support and internal controls achieve their objectives.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), Monitoring (benchmarking of risk indicators) and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

POLICY FOR DISTRIBUTION OF DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

In the first half of 2022, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.9% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

INTEGRATED RISK CONTROL

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing the collegiate decisions, developing and implementing methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risks Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the main highlights are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity.

In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change and by technological innovation in financial services.

INDEPENDENT VALIDATION OF MODELS

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

The systematization of decisions from models invariably presents the risk of adverse consequences, the result due to decisions based on incorrect or obsolete estimates, the existence of biases or, even, inappropriate use. In order to identify and mitigate the model risk, in addition to ensuring adherence to established compliance standards, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts in strengthening the use of models, performing acculturation actions, and encouraging good modeling practices. In parallel, it monitors the mitigation of weaknesses of the models and performs reports to the respective managers, to the Internal Audit, Technical Commission for the Evaluation of Models and Risk Committees.

COMPLIANCE, ETHICS, INTEGRITY AND COMPETITION

Seen as the standards that affirm our values and govern the daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of integrity, conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, mitigation, monitoring and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or an operation and situation with indications of connection to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

INDEPENDENT AUDIT

In compliance with CVM Instruction No. 381/03, the Bradesco Organization hired services by KPMG Auditores Independentes (Independent Auditors) that were not related to the Financial Statements Audit at a level lower than 5% of the total fees related to Independent Audit.

Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statement Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

SOCIAL INVESTMENTS

FUNDAÇÃO BRADESCO

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

R$1.0 billion
Total budget for 2022

R$734 million are allocated for Activity Expenses.

R$279 million are for investments in Infrastructure and Educational Technology.

And these investments allow us to have:

66,958 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and Initial and Continuing Education focused on the creation of jobs. The more than 40 thousand students of Basic Education will also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;

More than 2.3 million students to complete at least one of the courses offered in their program in the *EaD* – Distance Learning modality –, by means of their e-learning portal "Escol@ Virtual" (Virtual School); and

7,000 beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

BRADESCO ESPORTES(SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco Esportes e Educação (Sports and Education) Program. In more than 30 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco (State of São Paulo), with 1,400 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

RECOGNITIONS

- Integrate the **Bloomberg Gender-Equality Index 2022**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- For the third consecutive year, we received the **Top Employers 2022**, an international certification for companies with excellence in people management and employer branding (Top Employer Institute).
- We received the **Excellence in People Management** Award, which identifies and recognizes the practices and level of investment of companies in the valuation of people (Gestão RH and FGV in Company).

- We received the **Top List Rural Trophy**, an award dedicated to the preferred brands and products by Revista Rural (magazine). Bradesco was recognized as first in the Private Banks category (Revista Rural).
- We received the **Brazilian Ombudsmanship 2021** (Brazilian Association of Company-Customer Relations) award.
- For the tenth consecutive time, BRAM was recognized as the manager with the **Best Funds in the Ranking with Money** (Investidor Institucional Magazine).
- Bradesco Private Bank elected the **Best Team of Advisors in Wealth Management** in the Country (Leaders League).
- We received the **Best Private Bank Brazil 2022** award, which highlights the effectiveness of B2B and B2C businesses, recognizing companies that guarantee the satisfaction of their clients and work for the development and growth of the entire market (World Economic Magazine).
- For the seventh time, Bradesco BBI was elected the **Best Brazilian Investment Bank 2022** (Global Finance Magazine).
- We were recognized as a highlight in **Guia Valor de Fundos de Investimentos** (Valor Econômico - Guide on Investment Funds).
- We were third in the **BrandZ** Ranking - **Most Valuable Brands in the Country** (Kantar Ibope Media and Meio & Mensagem).
- Honorable mention at the **2022 World Changing Ideas Awards** with new responses from BIA against harassment (Fast Company).
- We were second on the **Linkedln Top Companies (Brazil) 2022** list, which brings 25 companies from various sectors that operate in the country offering the best opportunities for professional growth (LinkedIn).
- We were elected the **Best Bank of Latin America 2022** (Global Finance Magazine).
- For the second year in a row, the inovabra lab was among the best financial innovation laboratories in the world at the **World's Best Innovation Financial Labs 2022** awards (Global Finance Magazine).
- We were recognized at the **FICO Decisions Awards 2022** as a successful case for using FICO solutions in the Client Integration and Management category with the Brain project (FICO).
- We came first in recognizing **Best Companies in Diversity Practices and Actions** in the Recruitment and Selection Category, with the Bradesco Professional Qualification Program – Interns Universidade Zumbi dos Palmares (Business Initiative for Racial Equality with support from the LGBT+ Rights and Business Forum, Movimento Mulher 360 and IstoÉ Dinheiro).
- We were Overall Winner at the **2022 Global Customer Centricity World Series** award, which recognizes organizations that are benchmarks in strategy and customer satisfaction (ARCET Global).
- Next and Bitz winners in different categories at the **2022 FID Insiders Award** (Portal Finsiders and the FID).
- For the second consecutive year, we have been recognized as the best **Private Bank in Brazil** (The Global Economics).
- Inovabra was recognized as **Coworking Destaque** (Highlight) **2022** at the Coworking Destaque Scibiz USP 2022 (Scibiz Festival) award.

ACKNOWLEDGMENTS

We completed the first half of the year full of challenges, which we managed to overcome with assertive strategy, team commitment, and daily renewed engagement. We are still confident in the Country, in the strength of its people and entrepreneurs. For the results obtained, we appreciate the support of our clients and shareholders, as well as the work of our employees and associates, who make the difference and propel the Bradesco family.

Cidade de Deus, August 4, 2022

Board of Directors and Board of Executive Officers

			R$ thousand
	Note	On June 30, 2022	On December 31, 2021
Assets			
Cash and balances with banks	5	121,881,238	108,601,632
Financial assets at fair value through profit or loss	6a	310,940,888	336,560,965
Financial assets at fair value through other comprehensive income	8	185,955,663	193,516,537
Financial assets at amortized cost			
- Loans and advances to financial institutions, net of provision for losses	10	91,425,569	83,426,816
- Loans and advances to customers, net of provision for losses	11	593,035,063	573,032,622
- Securities, net of provision for losses	9	214,434,187	178,819,275
- Other financial assets	16	74,521,871	64,411,451
Non-current assets held for sale	12	1,207,262	1,196,272
Investments in associates and joint ventures	13	7,824,376	7,557,566
Premises and equipment, net	14	12,685,417	13,513,105
Intangible assets and goodwill, net	15	16,424,674	14,911,007
Taxes to be offset	37g	13,193,334	13,286,829
Deferred income tax liabilities	37c	83,419,596	78,743,461
Other assets	16	8,996,018	7,994,655
Total assets		1,735,945,156	1,675,572,193

Liabilities			
Liabilities at amortized cost			
- Deposits from banks	17	273,098,386	279,009,280
- Deposits from customers	18	564,823,975	569,726,250
- Securities issued	19	191,111,663	166,228,542
- Subordinated debts	20	53,795,702	54,451,077
- Other financial liabilities	23	99,625,598	86,407,304
Financial liabilities at fair value through profit or loss	6c	18,913,762	14,265,283
Other financial instruments with credit risk exposure			-
- Loan Commitments	11	2,954,737	3,315,190
- Financial guarantees	11	1,412,578	2,066,167
Insurance technical provisions and pension plans	21	300,539,463	286,386,634
Other reserves	22	24,799,179	25,536,619
Current income tax liabilities		2,615,206	2,059,223
Deferred income tax liabilities	37c	1,523,558	208,035
Other liabilities	23	43,866,796	35,683,882
Total liabilities		1,579,080,603	1,525,343,486
Shareholders' equity	25		
Capital		87,100,000	83,100,000
Treasury shares		-	(666,702)
Capital reserves		35,973	35,973
Profit reserves		71,902,811	67,250,114
Additional paid-in capital		70,496	70,496
Other comprehensive income		(3,943,198)	(1,005,569)
Retained earnings		1,268,552	992,525
Equity attributable to shareholders of the parent		156,434,634	149,776,837
Non-controlling interest		429,919	451,870
Total equity		156,864,553	150,228,707
Total equity and liabilities		1,735,945,156	1,675,572,193

The Notes are an integral part of the Consolidated Financial Statements.

					R$ thousand
	Note	2nd quarter		Six months ended on June 30	
		2022	2021	2022	2021
Interest and similar income		49,850,664	27,570,698	94,141,173	56,594,672
Interest and similar expenses		(30,687,911)	(9,652,884)	(59,901,357)	(20,009,675)
Net interest income	27	19,162,753	17,917,814	34,239,816	36,584,997
Fee and commission income	28	6,846,148	6,481,756	13,412,401	12,663,420
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	(645,737)	(74,157)	646,978	(1,150,703)
Net gains/(losses) on financial assets at fair value through other comprehensive income	30	670,409	156,479	1,821,717	(581,961)
Net gains/(losses) on foreign currency transactions	31	(596,346)	1,927,534	2,529,399	347,198
Gross profit from insurance and pension plans	32	1,947,886	569,599	3,385,525	2,145,231
- Insurance and pension income		22,071,602	18,492,097	42,583,571	36,672,733
- Insurance and pension expenses		(20,123,716)	(17,922,498)	(39,198,046)	(34,527,502)
Other operating income		1,376,212	2,579,455	8,383,619	759,765
Expected loss on loans and advances	11	(5,574,902)	(2,821,391)	(10,455,258)	(5,036,603)
Expected loss on other financial assets	8 and 9	2,393,170	167,021	2,249,410	288,650
Personnel expenses	33	(5,320,106)	(4,796,045)	(10,427,617)	(9,544,223)
Other administrative expenses	34	(4,302,686)	(3,858,069)	(8,160,542)	(7,484,904)
Depreciation and amortization	35	(1,415,954)	(1,424,056)	(2,789,955)	(2,889,207)
Other operating income/(expenses)	36	(4,103,624)	(5,402,016)	(7,225,605)	(8,905,098)
Other operating expense		(18,324,102)	(18,134,556)	(36,809,567)	(33,571,385)
Income before income taxes and share of profit of associates and joint ventures		9,061,011	8,844,469	19,226,269	16,436,797
Share of profit of associates and joint ventures	13	403,203	193,409	620,580	395,560
Income before income taxes and non-controlling interests		9,464,214	9,037,878	19,846,849	16,832,357
Income taxes	37	(2,254,888)	(3,814,259)	(5,368,768)	(5,426,844)
Net income for the period		7,209,326	5,223,619	14,478,081	11,405,513
Attributable to shareholders:					
Shareholders of the parent		7,138,335	5,175,485	14,360,543	11,296,435
Non-controlling interest		70,991	48,134	117,538	109,078
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):					
– Earnings per common share	26	0.64	0.46	1.28	1.01
– Earnings per preferred share	26	0.70	0.51	1.41	1.11

The Notes are an integral part of the Consolidated Financial Statements.

	Note	R$ thousand			
		2nd quarter		Six months ended on June 30	
		2022	2021	2022	2021
Net income for the period		7,209,326	5,223,619	14,478,081	11,405,513
Iltems that are or may be reclassified to the Consolidated Statement of Income					
Financial assets at fair value through other comprehensive income					
- Unrealized gains/(losses)		(3,114,824)	(495,707)	(5,207,365)	(7,844,036)
Gains/(losses) transferred to income	30	670,409	159,442	1,821,717	(581,961)
- Tax effect		1,051,432	129,272	1,445,919	3,473,396
Unrealized gains/(losses) on hedge	7				
- *Cash flow hedge*		59,105	323,564	(304,576)	713,720
- *Hedge of investment abroad*		(267,460)	435,526	161,573	167,664
- Tax effect		89,608	(341,590)	55,976	(396,623)
Exchange differences on translations of foreign operations					
Foreign exchange on translations of foreign operations		137,420	(244,689)	(99,258)	(217,683)
Items that can not be reclassified to the consolidated statement of income					
Gains/(losses) on equity instruments at fair value through other comprehensive income		(1,123,910)	494,480	(1,356,913)	2,853,869
Tax effect		449,563	(204,976)	545,280	(1,154,722)
Other		(11)	(14)	18	(4)
Total other comprehensive income		(2,048,668)	255,308	(2,937,629)	(2,986,380)
Total comprehensive income for the period		5,160,658	5,478,927	11,540,452	8,419,133
Attributable to shareholders:					
Shareholders of the parent		5,089,667	5,430,793	11,422,914	8,310,055
Non-controlling interest		70,991	48,134	117,538	109,078

The Notes are an integral part of the Consolidated Financial Statements.

R$ thousand

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory						
Balance on January 1, 2021	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374
Net income	-	-	-	-	-	-	-	11,296,435	11,296,435	109,078	11,405,513
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(2,768,693)	-	(2,768,693)	-	(2,768,693)
Foreign currency translation adjustment	-	-	-	-	-	-	(217,683)	-	(217,683)	-	(217,683)
Other	-	-	-	-	-	-	(4)	-	(4)	-	(4)
Comprehensive income	-	-	-	-	-	-	(2,986,380)	11,296,435	8,310,055	109,078	8,419,133
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	-	-
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	606,353	5,528,684	-	-	(6,135,037)	-	-	-
Cancellation of treasury shares	-	440,514	-	-	(440,514)	-	-	-	-	-	-
Acquisition of treasury shares	-	(226,449)	-	-	-	-	-	-	(226,449)	-	(226,449)
Interest on equity and dividends	-	-	-	-	-	-	-	(5,992,025)	(5,992,025)	(174,249)	(6,166,274)
Balance on June 30, 2021	83,100,000	(226,449)	35,973	11,057,075	49,622,477	70,496	5,116,963	(1,064,736)	147,711,799	431,985	148,143,784
Balance on January 1, 2022	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707
Net income	-	-	-	-	-	-	-	14,360,543	14,360,543	117,538	14,478,081
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(2,838,389)	-	(2,838,389)	-	(2,838,389)
Foreign currency translation adjustment	-	-	-	-	-	-	(99,258)	-	(99,258)	-	(99,258)
Other	-	-	-	-	-	-	18	-	18	-	18
Comprehensive income	-	-	-	-	-	-	(2,937,629)	14,360,543	11,422,914	117,538	11,540,452
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	-	-
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	704,226	8,615,173	-	-	(9,319,399)	-	-	-
Cancellation of treasury shares	-	666,702	-	-	(666,702)	-	-		-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	-	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(4,765,117)	(4,765,117)	(139,489)	(4,904,606)
Balance on June 30, 2022	87,100,000	-	35,973	12,252,233	59,650,578	70,496	(3,943,198)	1,268,552	156,434,634	429,919	156,864,553

The Notes are an integral part of the Consolidated Financial Statements.

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Operating activities		
Income before income taxes and non-controlling interests	19,846,849	16,832,357
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	10,455,258	5,036,603
Changes in the insurance technical provisions and pension plans	18,475,936	8,394,538
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(1,821,717)	581,961
Expenses with provisions and contingent liabilities	1,692,630	1,666,551
Impairment of non-financial assets	(2,249,410)	(288,650)
Depreciation	1,255,657	1,388,204
Amortization of intangible assets	1,534,298	1,501,003
Share of profit of associates and joint ventures	(620,580)	(395,560)
(Gains)/Losses on disposal of non-current assets held for sale	(156,679)	(75,865)
(Gains)/Losses from disposal of property and equipment	(16,012)	26,979
(Gains)/Losses on the sale of investments in associates	(350,432)	-
Effect of changes in exchange rates in cash and cash equivalents	(678,835)	264,445
Changes in assets and liabilities:		
(Increase)/Decrease in compulsory deposits with the Brazilian Central Bank	(1,865,936)	(1,619,963)
(Increase)/decrease in loans and advances to banks	19,541,445	(15,192,746)
(Increase)/decrease in loans and advances to customers	(77,753,246)	(73,731,819)
(Increase)/decrease in financial assets at fair value through profit or loss	26,696,957	(20,399,921)
(Increase)/Decrease in other assets	(39,829,958)	(35,092,677)
Increase/(decrease) in deposits from banks	6,335,667	30,170,405
Increase/(decrease) in deposits from customers	12,217,811	790,298
Increase/(decrease) in financial liabilities at fair value through profit or loss	4,648,479	3,101,420
Increase/(decrease) in insurance technical provisions and pension plans	(4,323,108)	(4,371,996)
Increase/(decrease) in other provisions	(2,430,068)	(2,340,649)
Increase/(decrease) in other liabilities	29,414,998	31,484,638
Cash generated by operations	20,020,004	(52,270,444)
Interest received on investing financial assets	46,623,599	32,037,359
Interest paid on financing liabilities	(30,527,132)	(8,946,280)
Income tax and social contribution paid	(5,483,654)	(4,479,860)
Net cash provided by/(used in) operating activities	30,632,817	(33,659,225)
Investing activities		
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(623,966)	(183,172)
(Acquisition) of financial assets at fair value through other comprehensive income	(81,465,835)	(102,572,962)
Disposal of financial assets at fair value through other comprehensive income	64,323,881	53,267,349
Maturity of financial assets at amortized cost	40,233,856	21,872,385
(Acquisition) of financial assets at amortized cost	(45,599,465)	(16,994,121)
Disposal of non-current assets held for sale	234,922	312,649
Dividends and interest on shareholders' equity received	520,757	171,056
(Acquisition) of property and equipment	(1,505,152)	(707,928)
Proceeds from sale of property and equipment	207,757	402,275
(Acquisition) of intangible assets	(2,998,450)	(1,598,745)
Interest received on investing financial assets	15,753,037	15,306,711
Net cash provided by/(used in) investing activities	(10,918,658)	(30,724,503)
Financing activities		
Funds from securities issued	56,747,503	40,881,994
Payments on securities issued	(32,870,339)	(49,105,974)
Funds from subordinated debt issued	8,074,700	2,747,400
Payments on subordinated debts	(10,099,407)	(8,408,254)
Lease payments	(977,169)	(841,236)
Non-controlling interest	(139,489)	(174,249)
Interest paid on financing liabilities	(7,756,921)	(4,245,807)
Interest on Shareholders' Equity/Dividends Paid	(2,649,217)	(3,936,815)
Acquisition of treasury shares	-	(226,449)
Net cash provided by/(used in) financing activities	10,329,661	(23,309,390)

	R$ thousand	
	Six months ended on June 30	
	2022	2021
(Decrease)/Increase in cash and cash equivalents	30,043,819	(87,693,118)
Cash and cash equivalents		
At the beginning of the year	71,386,319	190,820,989
Effect of changes in exchange rates in cash and cash equivalents	678,835	(264,445)
At the end of the year	102,108,973	102,863,426
(Decrease)/Increase in cash and cash equivalents	30,043,819	(87,693,118)

The Notes are an integral part of the Consolidated Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with it's subsidiaries, the "Group") is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and Non-Life insurance and Pension Plans, real estate ventures and capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The condensed interim consolidated financial statements, in accordance with the IFRS, as issued by IASB, were approved by the Board of Directors on August 4, 2022.

2) SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The condensed interim consolidated financial statements were elaborated in accordance with the requirements of IAS 34, interim financial statements.

The preparation of the condensed interim consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses of financial assets; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of technical provisions for insurance, supplemental Pension Plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The condensed interim consolidated financial statements were prepared in accordance with methods and criteria in relation to those adopted for the annual financial statements for the year ended December 31, 2021 and must be analyzed in conjunction with those financial statements. Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A. (1)	São Paulo - Brazil	Digital Bank	100.00%	50.00%	100.00%	50.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Argentina S.A.U. (2)	Buenos Aires - Argentina	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bac Florida Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Atlântica Companhia de Seguros (6)	Rio de Janeiro - Brazil	Insurance	0.00%	100.00%	0.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (7)	São Paulo - Brazil	Dental care	51.41%	50.01%	51.41%	50.01%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (8)						
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private BP FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) In February 2022, due to the acquisition of the 50% interest, Bradesco's now hold 100% of the company's interest and consolidate it in the Financial Statements;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) Company merged in May 2022;
(7) Accounting information used with date lag of up to 60 days; and
(8) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

For details of the main accounting policies, see note 2 of the Consolidated Financial Statements as of December 31, 2021.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

Standards, amendments and interpretation of standards applicable to future periods

IFRS 17 – Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to "the contractual margin of the service) is recognized over the term of the contracted coverage. The general model is planned to be applied to long-term portfolios. As a variation of the general model the variable rate model (VFA) is presented, which follows the same principles of the general model, however it is changed to measure profits on investments, this model will be applied to the PGBL and VGBL pension portfolios. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the premium allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. The simplified model will be applied to the portfolios of Non-Life, Health insurance and short-term Life products. This information provides a basis for users of financial statements to evaluate the effect that insurance contracts have on the financial position, financial performance and the Company's cash flows. In addition, an amendment to IFRS 17 transition requirements was published, which deals with an option for Insurance entities to provide comparative information on financial assets in order to avoid possible temporary financial mismatches between financial assets and liabilities of insurance contracts, since IFRS 17 and IFRS 9 have different transition requirements. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. The Company is in the process of implementing the standard, currently evaluating the impacts of transition in each of its portfolios.

Amendments to IAS 1 – Presentation of the Financial Statements. The amendments aim to improve accounting policy disclosures so that entities provide more useful information to users of Financial Statements. Entities should disclose their material accounting policies, rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures. The amendments take effect for annual periods beginning on or after January 1, 2023, with early adoption permitted. The Company is in the process of evaluating the impacts of the disclosure in the Financial Statements.

Amendments to IAS 8 – Accounting Policies, Change of Estimates Error Correction. Entities should distinguish the differences between amendments in accounting policies and amendments in accounting estimates. The amendments take effect for annual periods beginning on or after January 1, 2023, with early adoption permitted. There are no impacts with the application of this regulation.

Amendments to IAS 12 – Taxes on Profit. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to leasing operations and closing obligations, for example. With the amendments, entities will no longer be entitled to exemption and will be obliged to recognize the deferred tax on such transactions. The changes will be effective for annual periods beginning on or after January 1, 2023. The Company identified that the changes will impact, in a non-material way, only the equity accounts, with no impact on results.

4) ESTIMATES AND JUDGMENTS

The Company adopts estimates and judgments that may affect the reported value of assets and liabilities in future periods, with the assumptions determined in accordance with the applicable standard.

Are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements included in the following notes:

- Note 2(a) and 26 Consolidation: whether the Group has the fact control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee.

Estimates

Estimates are carrying a significant risk and may have a material impact on the values of assets and liabilities in future periods, with the possibility of actual results being different from those previously established, are disclosed below and are related to the following notes:

Accounting estimates	Note
• Fair value of financial instruments	40.4 / 29 and 30 / 6 to 8
• Expected Credit Loss	40.1 / 10 and 11
• Impairment of intangible assets and goodwill	15
• Taxes on profits	37
• Technical provisions for insurance	21
• Contingent provisions	22

For more details on these accounting judgments and estimates, see note 2 and 4 to the Consolidated Financial Statements as of December 31, 2021.

5) CASH, BALANCES WITH BANKS ANS CASH EQUIVALENTS

a) Cash and balances with banks

		R$ thousand
	On June 30, 2022	On December 31, 2021
Cash and due from banks in domestic currency	15,163,524	14,850,622
Cash and due from banks in foreign currency	9,266,350	6,433,495
Compulsory deposits with the Central Bank (1)	97,451,364	87,317,302
Investments in gold	-	213
Total	121,881,238	108,601,632

(1) Compulsory deposits with the Central Bank of Brazil refer to a minimum balance, that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

		R$ thousand
	On June 30, 2022	On December 31, 2021
Cash and due from banks in domestic currency	15,163,524	14,850,622
Cash and due from banks in foreign currency	9,266,350	6,433,495
Interbank investments (1)	77,679,100	50,101,989
Investments in gold	-	213
Total	102,108,974	71,386,319

(1) It refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$53.329.665 thousand (R$43.869.456 thousand in 2021) refers to financial assets pledged as collateral.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

		R$ thousand
	On June 30, 2022	On December 31, 2021
Financial assets		
Brazilian government securities	215,002,108	259,024,432
Bank debt securities	33,019,622	20,621,803
Corporate debt and marketable equity securities	26,467,293	23,766,666
Mutual funds	11,635,834	9,966,594
Brazilian sovereign bonds	201,426	307,452
Foreign governments securities	661,583	689,293
Derivative financial instruments	23,953,022	22,184,725
Total	310,940,888	336,560,965

b) Maturity

		R$ thousand
	On June 30, 2022	On December 31, 2021
Maturity of up to one year	72,906,990	68,882,909
Maturity of one to five years	152,888,961	202,449,463
Maturity of five to 10 years	58,670,088	36,316,999
Maturity of over 10 years	6,912,962	11,550,369
No stated maturity	19,561,887	17,361,225
Total	310,940,888	336,560,965

The financial instruments pledged as collateral classified as "Financial assets at fair value through profit or loss", totaled R$16,465,958 thousand on June 30, 2022 (R$49,991,355 thousand in 2021), being composed primarily of Brazilian government bonds.

Unrealized net gains/ (losses) included in financial assets at fair value through profit or loss totaled R$1,572,565 thousand on June 30, 2022 (2021 – R$2,292,113 thousand). In the first half of 2022, the net variation totaled R$(380,709) thousand (R$2,992,564 thousand in 2021).

c) Liabilities at fair value through profit or loss

		R$ thousand
	On June 30, 2022	On December 31, 2021
Derivative financial instruments	18,913,762	14,265,283
Total	18,913,762	14,265,283

7) DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i) Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example

fixed or variable) or in combinations (i.e., foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Company's foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Company, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

(ii) Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Company and a customer. The Company is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii) Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv) Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Company is as follows:

										R$ thousand
	On June 30, 2022					On December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts						-				
Purchase commitments:	92,343,670	-	-	-	-	99,213,654		-	-	-
- Interbank market	50,894,923	-	-	-	-	61,640,819	-	-	-	-
- Foreign currency	38,329,910	2,023,288	-	-	-	31,449,101	-	-	-	-
- Other	3,118,837	546,073	-	-	-	6,123,734	2,234,955	-	-	-
Sale commitments:	182,994,746		-	-	-	186,188,569		-	-	-
- Interbank market (1)	144,115,360	93,220,437	-	-	-	131,650,443	70,009,624	-	-	-
- Foreign currency (2)	36,306,622	-	-	-	-	50,649,347	19,200,246	-	-	-
- Other	2,572,764	-	-	-	-	3,888,779	-	-	-	-
Option contracts										
Purchase commitments:	164,536,951		1,686,278	362,395	2,048,673	277,559,369		1,304,697	473,982	1,778,679
- Interbank market	156,441,366	8,594,552	864,819	(156)	864,663	250,565,454	8,112,967	748,111	(264)	747,847
- Foreign currency	5,393,158	251,181	90,718	(19,894)	70,824	3,442,347	-	151,280	(51,642)	99,638
- Other	2,702,427	-	730,741	382,445	1,113,186	23,551,568	-	405,306	525,888	931,194
Sale commitments:	156,066,096		(1,162,144)	28,302	(1,133,842)	270,271,972		(943,666)	(148,378)	(1,092,044)
- Interbank market	147,846,814	-	(34,207)	14,537	(19,670)	242,452,487	-	(96,655)	45	(96,610)
- Foreign currency	5,141,977	-	(101,115)	56,710	(44,405)	3,986,437	544,090	(172,612)	115,438	(57,174)
- Other	3,077,305	374,878	(1,026,822)	(42,945)	(1,069,767)	23,833,048	281,480	(674,399)	(263,861)	(938,260)
Forward contracts										
Purchase commitments:	34,124,905		(297,158)	(3,946)	(301,104)	32,430,997		303,733	(5,263)	298,470
- Interbank market	-	-	-	-	-	-	-	-	-	-
- Foreign currency	31,694,174	905,246	(545,581)	-	(545,581)	31,622,823	4,716,522	231,503	(826)	230,677
- Other	2,430,731	-	248,423	(3,946)	244,477	808,174	-	72,230	(4,437)	67,793
Sale commitments:	36,389,337		1,193,590	(48,501)	1,145,089	30,185,980		1,876,674	(38,817)	1,837,857
- Foreign currency (2)	30,788,928	-	226,524	-	226,524	26,906,301	-	(92,393)	-	(92,393)
- Other	5,600,409	3,169,678	967,066	(48,501)	918,565	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250

R$ thousand

	On June 30, 2022					On December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Swap contracts										
Assets (long position):	331,232,998		9,553,979	3,300,194	12,854,173	85,399,663		13,299,664	3,501,416	16,801,080
- Interbank market	36,378,100	-	772,911	3,048,626	3,821,537	26,515,089	-	(33,786)	1,594,172	1,560,386
- Fixed rate	4,435,243	43,125	571,473	(380,422)	191,051	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165
- Foreign currency	280,657,471	25,446,996	6,971,861	636,688	7,608,549	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557
- IGPM	405,057	-	524,320	(10,278)	514,042	504,587	-	563,281	11,054	574,335
- Other	9,357,127	3,826,631	713,414	5,580	718,994	9,522,191	4,995,108	539,030	130,607	669,637
Liabilities (unrestricted position):	307,341,380		(8,119,018)	(1,454,711)	(9,573,729)	67,738,764		(10,367,236)	(1,337,364)	(11,704,600)
- Interbank market	41,607,672	5,229,572	(977,379)	(1,765,756)	(2,743,135)	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)
- Fixed rate	4,392,118	-	(322,327)	28,560	(293,767)	6,860,219	-	(2,983,362)	21,352	(2,962,010)
- Foreign currency	255,210,475	-	(5,032,684)	88,426	(4,944,258)	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)
- IGPM	600,619	195,562	(786,517)	14,583	(771,934)	713,178	208,591	(759,159)	(17,985)	(777,144)
- Other	5,530,496	-	(1,000,111)	179,476	(820,635)	4,527,083	-	(670,302)	49,439	(620,863)
Total	1,305,030,083		2,855,527	2,183,733	5,039,260	1,048,988,968		5,473,866	2,445,576	7,919,442

Derivatives include operations maturing in D+1.

(1) It includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$105,185,858 thousand (on December 2021 – R$97,361,681 thousand); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$45,388,377 thousand (on December 2021 – R$ 46,895,240 thousand);

(2) It includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$30,836,081 thousand (on December 2021 – R$32,578,474 thousand); and

(3) It reflects the net balance between the Asset and Liability position.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

		R$ thousand
	On June 30, 2022	On December 31, 2021
Risk received in credit swaps:	3,029,334	3,490,765
- Debt securities issued by companies	585,336	826,946
- Bonds of the Brazilian public debt	1,796,057	2,085,120
- Bonds of foreign public debt	647,941	578,699
Risk transferred in credit swaps:	(1,246,644)	(1,512,316)
- Brazilian public debt derivatives	(607,608)	(831,495)
- Foreign public debt derivatives	(639,036)	(680,821)
Total net credit risk value	1,782,690	1,978,449
Effect on Shareholders' Equity	96,145	111,268
Remuneration on the counterparty receiving the risk	(34,204)	(33,927)

The contracts related to credit derivatives transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

				R$ thousand
Strategy	Hedge instrument nominal value	Hedge object accounting value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	FAccumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	45,511,804	45,764,712	(2,305,552)	(1,268,053)
Hedge of interest payments on funding (2)	105,185,858	104,409,179	954,921	525,206
Total on June 30, 2022	150,697,661	150,173,891	(1,350,631)	(742,847)
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (1)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021	144,256,921	144,075,174	(718,562)	(395,209)

(1) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed; and
(2) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2025, making the cash flow fixed.

For the next 12 months, the gains/(losses) related to the inefficiency of the cash flow hedge, which we expect to recognize in the statement of income, amount to R$(319,202) thousand.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in shareholders' equity, will be appropriated to profit or loss, according to the result of the hedged item. Until in the first half of 2022, the amount of R$ 182,832 thousand, was recycled to the statement of income, net of tax

effects, the accumulated balance in shareholders' equity on June 30, 2022 is R$ 593,973 thousand, this amount will be appropriated to profit or loss until the year 2027.

The gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss, until the first half of 2022 was R$182 thousand.

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the variation at market value of the hedged object item, the gain or loss being recognized in profit or loss. The hedged object is adjusted at market value and the effective portion of the valuations or devaluations recognized in profit or loss. When the instrument of hedge expires or is traded in case of discontinuation the hedge accounting, any adjustment to the hedged item is recognized directly in profit or loss.

Strategy (1)				R$ mil
	Fair value hedging instrument	Fair value hedge object	Adjustment to fair value recorded in profit or loss (gross of tax effects)	Adjustment to fair value recorded in profit or loss (net of tax effects)
Debenture Hedge	211,344	211,251	15,598	8,579
Total on June 30, 2022	211,344	211,251	15,598	8,579
Debenture Hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021	205,592	205,592	5,592	3,076

(1) Regarding the risk of shares, using Swaps contracts, with maturities up to 2028.

For the next 12 months, the gains/(losses) related to the fair value accounting hedge, which the Company expects to recognize, amounts to R$(12,115) thousand.

The gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, until the first half of 2022 was R$7 thousand.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy				R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	FAccumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,988,799	2,937,651	(669,938)	(351,332)
Total on June 30, 2022	2,988,799	2,937,651	(669,938)	(351,332)
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	4,658,609	2,800,937	(839,389)	(440,197)

(1) Whose functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

For the next 12 months, the gains/(losses) related to the ineffectiveness of the hedge of investments abroad, which we expect to recognize in the result, amount to R$(8,740) thousand.

The gains/(losses) related to the ineffectiveness of the hedge of investments abroad, recorded in profit or loss, until the first half of 2022 was R$(35,211) thousand (2021 R$(38,333) thousand).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Company, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Company particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousand
	On June 30, 2022			On December 31, 2021		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets						
Interbank investments	76,232,494	-	76,232,494	67,500,239	-	67,500,239
Derivative financial instruments	23,953,022	-	23,953,022	22,184,725	-	22,184,725
Financial liabilities						
Securities sold under agreements to repurchase	209,147,949	-	209,147,949	222,574,700	-	222,574,700
Derivative financial instruments	18,913,762	-	18,913,762	14,265,283	-	14,265,283

In the periods of 2022 and 2021, Bradesco does not offset any financial assets and financial liabilities in its Statement of Financial Position.

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

				R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	155,555,995	303,995	(6,101,873)	149,758,117
Corporate debt securities	5,174,437	138,902	(216,819)	5,096,520
Bank debt securities	7,537,589	1,186,662	(3,275,154)	5,449,097
Brazilian sovereign bonds	9,654,104	21,988	(516,737)	9,159,355
Foreign governments securities	7,623,811	296	(29,489)	7,594,618
Mutual funds	2,520,614	20,386	(2,565)	2,538,435
Marketable equity securities and other stocks	7,819,581	222,419	(1,682,479)	6,359,521
Balance on June 30, 2022 (1)	195,886,131	1,894,648	(11,825,116)	185,955,663
Brazilian government securities	158,709,952	1,971,895	(4,806,960)	155,874,887
Corporate debt securities	6,063,483	226,766	(154,898)	6,135,351
Bank debt securities	7,566,014	531,470	(1,959,835)	6,137,649
Brazilian sovereign bonds	8,758,526	215,947	(88,968)	8,885,505
Foreign governments securities	6,670,843	-	(10,858)	6,659,985
Mutual funds	2,109,073	23,146	(4,265)	2,127,954
Marketable equity securities and other stocks	8,318,376	445,925	(1,069,095)	7,695,206
On December 31, 2021 (1)	198,196,267	3,415,149	(8,094,879)	193,516,537

(1) On June 30, 2022, Management decided to reclassify Securities measured at FVOCI to those measured at amortized cost, in the amount of R$26,890,434 thousand. This reclassification was due to the alignment of the management strategy of financial assets that cover the coverage of long-term technical provisions, thus keeping the assets until their maturity, combined with the terms expected by the liabilities. If there was no such reclassification, mark-to-market would be recognized in other comprehensive income in the amount of R$(1,370,634) thousand.
In December 2021, Management decided to reclassify Securities from measured at FVOCI to measured at fair value through profit or loss, in the amount of R$40,305,887 thousand, with effects on income in the gross amount of R$(1,373,557) thousand.

b) Maturity

				R$ thousand
	On June 30, 2022		On December 31, 2021	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	29,148,683	26,938,417	45,423,965	44,163,006
From 1 to 5 years	124,567,267	121,941,438	50,015,025	49,467,861
From 5 to 10 years	14,423,627	13,244,836	58,965,698	57,653,004
Over 10 years	17,406,359	14,933,016	33,364,130	32,409,506
No stated maturity	10,340,195	8,897,956	10,427,449	9,823,160
Total	195,886,131	185,955,663	198,196,267	193,516,537

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$86,983,312 thousand on June 30, 2022 (2021 – R$88,549,154 thousand), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

			R$ thousand
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	7,819,581	(1,460,060)	6,359,521
Total on June 30, 2022	7,819,581	(1,460,060)	6,359,521
Marketable equity securities and other stocks	8,318,376	(623,170)	7,695,206
Total on December 31, 2021	8,318,376	(623,170)	7,695,206

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

				R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets to VJORA on December 31, 2020	97,964	3,176	8,764	109,904
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated or purchased/Assets settled or paid	(14,174)	(708)	(453)	(15,335)
Expected loss of financial assets at FVOCI on June 30, 2021	83,790	2,468	8,311	94,569
Expected loss of financial assets at FVOCI on december 31, 2021	225,081	1,931	166,673	393,685
Transferred to Stage 1	-	(1,932)	-	(1,932)
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	1,932	-	-	1,932
New assets originated or purchased/Assets settled or paid	(101,321)	6,218	7,509	(87,594)
Expected loss of financial assets at FVOCI on June 30, 2022	125,692	6,217	174,182	306,091

9) BONDS AND SECURITIES AT AMORTIZED COST

a) Securities at amortized cost

				R$ thousand
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:				
Brazilian government securities	103,199,063	4,781,482	(6,974,329)	101,006,216
Corporate debt securities	111,235,124	1,203,884	(886,768)	111,552,240
Balance on June 30, 2022 (1)	214,434,187	5,985,366	(7,861,097)	212,558,456
Securities:				
Brazilian government securities	79,521,578	3,703,783	(3,193,926)	80,031,435
Corporate debt securities	99,297,697	992,753	(921,269)	99,369,181
Balance on december 31, 2021 (1)	178,819,275	4,696,536	(4,115,195)	179,400,616

(1) In 2022 and 2021, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and

(2) Unrealized gains and losses on amortized costs assets have not been recognized in comprehensive income.

b) Maturity

				R$ thousand
	On June 30, 2022		On December 31, 2021	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	24,725,256	24,704,988	39,050,064	38,849,569
From 1 to 5 years	112,385,181	109,608,620	87,143,802	85,001,327
From 5 to 10 years	43,476,869	45,465,534	36,997,796	39,111,612
Over 10 years	33,846,881	32,779,314	15,627,613	16,438,108
Total	214,434,187	212,558,456	178,819,275	179,400,616

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$42,786,867 thousand at June 30, 2022 (2021 – R$43.616.767 thousand), being composed mostly of Brazilian government bonds.

c) Reconciliation of expected losses of financial assets at amortized cost:

				R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost as of December 31, 2020	295,428	1,123,019	4,137,022	5,555,469
Transferred to Stage 1	-	(4,561)	-	(4,561)
Transferred to Stage 2	(104)	-	-	(104)
Transferred to Stage 3	(89)	(368)	-	(457)
Transfer from Stage 1	-	104	89	193
Transfer from Stage 2	4,561	-	368	4,929
Transfer from Stage 3	-	-	-	-
Assets originated or purchased/Assets settled/Reversal	39,520	(354,138)	41,303	(273,315)
Expected loss of financial assets at amortized cost on June 30, 2021	339,316	764,056	4,178,782	5,282,154
Expected loss of financial assets at amortized cost on december 31, 2021	493,923	774,834	4,258,906	5,527,663
Transferred to Stage 1	-	(454,326)	(458)	(454,784)
Transferred to Stage 2	(1,562)	-	(415)	(1,977)
Transferred to Stage 3	(416)	(109,630)	-	(110,046)
Transfer from Stage 1	-	1,562	416	1,978
Transfer from Stage 2	454,326	-	109,630	563,956
Transfer from Stage 3	458	415	-	873
New assets originated or purchased/Assets settled or paid	(420,116)	33,463	(1,775,163)	(2,161,816)
Expected loss of financial assets at amortized cost on June 30, 2022	526,613	246,318	2,592,916	3,365,847

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

		R$ thousand
	On June 30, 2022	On December 31, 2021
Repurchase agreements (1)	76,232,494	67,500,239
Loans to financial institutions	15,256,641	15,996,771
Expected credit loss	(63,566)	(70,194)
Total	91,425,569	83,426,816

(1) On June 30, 2022, it included investments in repo operations given in guarantee, in the amount of R$53,329,665 thousand (2021 - R$43,869,456 thousand).

11) LOANS AND ADVANCES TO CUSTOMERS

a) Loans and advances to customers by type of product

		R$ thousand
	On June 30, 2022	On December 31, 2021
Companies	296,314,870	293,491,411
- Financing and On-lending	111,168,544	111,905,705
- Financing and export	45,517,942	46,635,544
- Housing loans	13,936,397	14,135,803
- Onlending BNDES/Finame	16,149,970	16,079,517
- Vehicle loans	21,346,650	18,927,295
- Import	11,042,614	13,055,441
- Leases	3,174,971	3,072,105
- Borrowings	170,458,319	169,606,160
- Working capital	99,897,330	101,989,937
- Rural loans	7,091,837	5,502,190
- Other	63,469,152	62,114,033
- Limit operations (1)	14,688,007	11,979,546
- Credit card	6,953,044	5,723,165

	R$ thousand	
	On June 30, 2022	On December 31, 2021
- Overdraft for corporates/individuals	7,734,963	6,256,381
		-
Individuals	342,204,360	320,342,196
- Financing and On-lending	125,253,958	119,730,088
- Housing loans	84,674,948	81,712,089
- Vehicle loans	33,334,512	30,884,597
- Onlending BNDES/Finame	7,093,344	6,961,700
- Other	151,154	171,702
- Borrowings	147,858,663	142,243,997
- Payroll-deductible loans	86,624,387	84,535,206
- Personal credit	34,185,278	31,052,154
- Rural loans	9,094,142	10,348,497
- Other	17,954,856	16,308,140
- Limit operations (1)	69,091,739	58,368,111
- Credit card	63,225,244	53,771,164
- Overdraft for corporates/individuals	5,866,495	4,596,947
Total portfolio	638,519,230	613,833,607
Impairment of loans and advances	(45,484,167)	(40,800,985)
Total of net loans and advances to customers	593,035,063	573,032,622

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

b) Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

	R$ thousand	
	On June 30, 2022	On December 31, 2021
Gross investments in financial leases receivable:		
Up to one year	1,217,996	1,196,366
From one to five years	1,997,678	1,392,801
Over five years	146,164	694,556
Impairment loss on finance leases	(50,000)	(57,535)
Net investment	3,311,838	3,226,188
Net investments in finance leases:		
Up to one year	1,198,495	1,174,549
From one to five years	1,968,469	1,358,550
Over five years	144,874	693,089
Total	3,311,838	3,226,188

c) Reconciliation of the gross book value of loans and advances to customers

R$ thousand

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2022
Companies	255,289,107	(4,904,420)	(900,327)	1,337,436	212,875	(25,123,051)	145,076,463	(110,202,238)	-	260,785,845
- Financing	100,155,914	(979,054)	(153,742)	912,367	627	(6,538,594)	43,256,170	(35,939,982)	-	100,713,706
- Borrowings	145,443,287	(3,266,043)	(606,125)	351,652	204,541	(18,584,457)	99,260,389	(74,687,718)	-	148,115,526
- Revolving	9,689,906	(659,323)	(140,460)	73,417	7,707	-	2,559,904	425,462	-	11,956,613
Individuals	272,635,668	(11,225,901)	(3,002,870)	2,472,329	601,847	(23,850,860)	74,466,390	(25,190,681)	-	286,905,922
- Financing	107,558,782	(3,359,024)	(343,093)	1,239,912	49,232	(9,640,524)	22,680,423	(6,057,935)	-	112,127,773
- Borrowings	118,573,323	(4,569,819)	(1,290,234)	580,581	477,925	(14,210,336)	43,210,114	(21,652,855)	-	121,118,699
- Revolving	46,503,563	(3,297,058)	(1,369,543)	651,836	74,690	-	8,575,853	2,520,109	-	53,659,450
Total	527,924,775	(16,130,321)	(3,903,197)	3,809,765	814,722	(48,973,911)	219,542,853	(135,392,919)	-	547,691,767

R$ thousand

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2022
Companies	14,119,637	(1,337,436)	(2,800,771)	4,904,420	818,599	54,108	3,477,245	(5,045,725)	-	14,190,077
- Financing	5,461,897	(912,367)	(396,761)	979,054	250,105	(439,054)	261,985	(617,476)	-	4,587,383
- Borrowings	7,082,040	(351,652)	(1,916,168)	3,266,043	503,563	493,162	2,901,548	(4,110,639)	-	7,867,897
- Revolving	1,575,700	(73,417)	(487,842)	659,323	64,931	-	313,712	(317,610)	-	1,734,797
Individuals	23,075,748	(2,472,329)	(7,658,893)	11,225,901	2,229,986	2,108,630	4,290,182	(6,629,360)	-	26,169,865
- Financing	10,479,754	(1,239,912)	(1,122,518)	3,359,024	51,748	472,427	875,368	(2,123,256)	-	10,752,635
- Borrowings	6,731,162	(580,581)	(3,349,852)	4,569,819	1,734,035	1,636,203	2,761,648	(4,980,252)	-	8,522,182
- Revolving	5,864,832	(651,836)	(3,186,523)	3,297,058	444,203	-	653,166	474,148	-	6,895,048
Total	37,195,385	(3,809,765)	(10,459,664)	16,130,321	3,048,585	2,162,738	7,767,427	(11,675,085)	-	40,359,942

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2022
										R$ thousand
Companies	24,082,667	(212,875)	(818,599)	900,327	2,800,771	1,396,489	5,322,376	(8,236,042)	(3,896,166)	21,338,948
- Financing	6,287,894	(627)	(250,105)	153,742	396,761	123,087	35,408	(556,169)	(354,279)	5,835,712
- Borrowings	17,080,832	(204,541)	(503,563)	606,125	1,916,168	1,273,402	5,182,074	(7,579,448)	(3,264,412)	14,506,637
- Revolving	713,941	(7,707)	(64,931)	140,460	487,842	-	104,894	(100,425)	(277,475)	996,599
Individuals	24,630,780	(601,847)	(2,229,986)	3,002,870	7,658,893	3,560,785	8,468,642	(9,230,370)	(6,131,194)	29,128,573
- Financing	1,691,549	(49,232)	(51,748)	343,093	1,122,518	1,319,966	48,430	(1,782,643)	(268,385)	2,373,548
- Borrowings	16,939,514	(477,925)	(1,734,035)	1,290,234	3,349,852	2,240,819	7,553,434	(7,110,659)	(3,833,449)	18,217,785
- Revolving	5,999,717	(74,690)	(444,203)	1,369,543	3,186,523	-	866,778	(337,068)	(2,029,360)	8,537,240
Total	48,713,447	(814,722)	(3,048,585)	3,903,197	10,459,664	4,957,274	13,791,018	(17,466,412)	(10,027,360)	50,467,521

Consolidated - 3 stages	Balance on December 31, 2021	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2022
						R$ thousand
Companies	293,491,411	(23,672,454)	153,876,084	(123,484,005)	(3,896,166)	296,314,870
- Financing	111,905,705	(6,854,561)	43,553,563	(37,113,627)	(354,279)	111,136,801
- Borrowings	169,606,159	(16,817,893)	107,344,011	(86,377,805)	(3,264,412)	170,490,060
- Revolving	11,979,547	-	2,978,510	7,427	(277,475)	14,688,009
Individuals	320,342,196	(18,181,445)	87,225,214	(41,050,411)	(6,131,194)	342,204,360
- Financing	119,730,085	(7,848,131)	23,604,221	(9,963,834)	(268,385)	125,253,956
- Borrowings	142,243,999	(10,333,314)	53,525,196	(33,743,766)	(3,833,449)	147,858,666
- Revolving	58,368,112	-	10,095,797	2,657,189	(2,029,360)	69,091,738
Total	613,833,607	(41,853,899)	241,101,298	(164,534,416)	(10,027,360)	638,519,230

(1) Composed of advanced settlements, maturities and changes.

Stage 1	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2021
										R$ thousand
Companies	217,561,123	(6,340,577)	(376,050)	3,493,240	240,944	(23,487,448)	130,138,396	(94,059,304)	-	227,170,324
- Financing	94,231,267	(1,596,397)	(82,778)	1,100,383	39,457	(12,226,646)	45,074,370	(29,888,471)	-	96,651,185
- Borrowings	116,800,205	(3,931,990)	(227,690)	2,091,691	189,888	(11,260,802)	83,279,222	(64,195,431)	-	122,745,093
- Revolving	6,529,651	(812,190)	(65,582)	301,166	11,599	-	1,784,804	24,598	-	7,774,046
Individuals	195,239,164	(22,004,370)	(1,202,540)	20,691,423	674,373	(11,401,473)	76,597,805	(32,611,693)	-	225,982,689
- Financing	81,332,376	(7,091,395)	(162,738)	5,284,290	89,742	(5,746,174)	27,549,907	(6,829,430)	-	94,426,578
- Borrowings	79,213,356	(10,658,642)	(521,590)	12,416,256	460,910	(5,655,299)	44,889,590	(25,064,865)	-	95,079,716
- Revolving	34,693,432	(4,254,333)	(518,212)	2,990,877	123,721	-	4,158,308	(717,398)	-	36,476,395
Total	412,800,287	(28,344,947)	(1,578,590)	24,184,663	915,317	(34,888,921)	206,736,201	(126,670,997)	-	453,153,013

Stage 2	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2021
										R$ thousand
Companies	1,469,716	(99,973)	(969,031)	231,221	428,312	437,044	371,163	(48,402)	-	1,820,050
- Financing	307,316	(31,703)	(144,314)	30,825	122,611	74,410	34,263	(35,738)	-	357,670
- Borrowings	973,523	(60,320)	(645,490)	163,395	260,750	362,634	311,971	(166,374)	-	1,200,089
- Revolving	188,877	(7,950)	(179,227)	37,001	44,951	-	24,929	153,710	-	262,291
Individuals	4,971,646	(471,963)	(3,836,858)	821,885	1,057,794	728,174	1,029,233	1,238,542	-	5,538,453
- Financing	1,352,248	(154,483)	(306,611)	147,588	33,647	102,208	107,867	124,786	-	1,407,250
- Borrowings	2,369,866	(197,081)	(2,090,588)	382,320	715,735	625,966	742,278	96,441	-	2,644,937
- Revolving	1,249,532	(120,399)	(1,439,659)	291,977	308,412	-	179,088	1,017,315	-	1,486,266
Total	6,441,362	(571,936)	(4,805,889)	1,053,106	1,486,106	1,165,218	1,400,396	1,190,140	-	7,358,503

Stage 3	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2021
										R$ thousand
Companies	25,288,827	(240,944)	(857,754)	376,050	1,483,018	(51,043)	7,993,475	(8,007,122)	(2,647,154)	23,337,353
- Financing	7,352,243	(39,457)	(40,768)	82,778	316,652	130,320	848,479	(1,786,493)	(423,881)	6,439,873
- Borrowings	17,254,607	(189,888)	(767,172)	227,690	991,939	(181,363)	7,067,751	(6,126,936)	(1,958,433)	16,318,195
- Revolving	681,977	(11,599)	(49,814)	65,582	174,427	-	77,245	(93,693)	(264,840)	579,285
Individuals	23,143,751	(674,373)	(3,264,631)	1,202,540	4,806,941	462,328	8,968,850	(8,133,363)	(5,468,763)	21,043,280
- Financing	1,146,464	(89,742)	(313,060)	162,738	1,157,376	896,418	21,662	(1,217,925)	(214,374)	1,549,557
- Borrowings	16,659,845	(460,910)	(2,255,137)	521,590	2,234,881	(434,090)	8,577,975	(6,784,597)	(2,971,222)	15,088,335
- Revolving	5,337,442	(123,721)	(696,434)	518,212	1,414,684	-	369,213	(130,841)	(2,283,167)	4,405,388
Total	48,432,578	(915,317)	(4,122,385)	1,578,590	6,289,959	411,285	16,962,325	(16,140,485)	(8,115,917)	44,380,633

Consolidated - 3 stages	Balance on December 31, 2020	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2021
						R$ thousand
Companies	256,810,316	(23,556,540)	141,671,915	(107,273,243)	(2,647,154)	265,005,294
- Financing	108,461,841	(12,911,478)	46,374,771	(32,435,155)	(423,881)	109,066,098
- Borrowings	140,384,792	(10,645,062)	93,244,477	(74,666,974)	(1,958,433)	146,358,800
- Revolving	7,963,683	-	2,052,667	(171,114)	(264,840)	9,580,396
Individuals	256,406,447	(14,042,651)	96,638,489	(49,026,926)	(5,468,763)	284,506,596
- Financing	93,134,830	(4,532,234)	28,867,066	(10,451,821)	(214,374)	106,803,467
- Borrowings	118,655,689	(9,510,417)	62,748,678	(37,614,619)	(2,971,222)	131,308,109
- Revolving	44,615,928	-	5,022,745	(960,486)	(2,283,167)	46,395,020
Total	513,216,763	(37,599,191)	238,310,404	(156,300,169)	(8,115,917)	549,511,890

(1) Composed of advanced settlements, maturities and changes.

d) Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

R$ thousand

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on June 30, 2022
Companies	4,556,820	(231,221)	(122,950)	99,973	76,781	(895,724)	1,820,538	(949,996)	-	4,354,221
- Financing	1,522,532	(30,825)	(9,332)	31,703	28,914	(262,496)	363,797	(262,499)	-	1,381,794
- Borrowings	2,488,160	(163,395)	(95,341)	60,320	36,669	(633,228)	1,342,196	(669,558)	-	2,365,823
- Revolving	546,128	(37,001)	(18,277)	7,950	11,198	-	114,545	(17,939)	-	606,604
Individuals	8,406,156	(821,885)	(422,665)	471,963	405,397	(834,347)	2,940,211	(1,036,733)	-	9,108,097
- Financing	937,824	(147,588)	(44,671)	154,483	26,937	(140,786)	432,905	(109,302)	-	1,109,802
- Borrowings	3,369,295	(382,320)	(237,513)	197,081	292,004	(693,561)	1,749,949	(854,588)	-	3,440,347
- Revolving	4,099,037	(291,977)	(140,481)	120,399	86,456	-	757,357	(72,843)	-	4,557,948
Total	12,962,976	(1,053,106)	(545,615)	571,936	482,178	(1,730,071)	4,760,749	(1,986,729)	-	13,462,318

R$ thousand

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on June 30, 2022
Companies	1,469,716	(99,973)	(969,031)	231,221	428,312	437,044	371,163	(48,402)	-	1,820,050
- Financing	307,316	(31,703)	(144,314)	30,825	122,611	74,410	34,263	(35,738)	-	357,670
- Borrowings	973,523	(60,320)	(645,490)	163,395	260,750	362,634	311,971	(166,374)	-	1,200,089
- Revolving	188,877	(7,950)	(179,227)	37,001	44,951	-	24,929	153,710	-	262,291
Individuals	4,971,646	(471,963)	(3,836,858)	821,885	1,057,794	728,174	1,029,233	1,238,542	-	5,538,453
- Financing	1,352,248	(154,483)	(306,611)	147,588	33,647	102,208	107,867	124,786	-	1,407,250
- Borrowings	2,369,866	(197,081)	(2,090,588)	382,320	715,735	625,966	742,278	96,441	-	2,644,937
- Revolving	1,249,532	(120,399)	(1,439,659)	291,977	308,412	-	179,088	1,017,315	-	1,486,266
Total	6,441,362	(571,936)	(4,805,889)	1,053,106	1,486,106	1,165,218	1,400,396	1,190,140	-	7,358,503

Stage 3										R$ thousand
	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on June 30, 2022
Companies	13,066,238	(76,781)	(428,312)	122,950	969,031	1,631,442	2,245,162	(1,055,651)	(3,896,166)	12,577,913
- Financing	3,304,316	(28,914)	(122,611)	9,332	144,314	106,840	16,455	(55,818)	(354,279)	3,019,635
- Borrowings	9,280,084	(36,669)	(260,750)	95,341	645,490	1,524,602	2,191,625	(1,261,712)	(3,264,412)	8,913,599
- Revolving	481,838	(11,198)	(44,951)	18,277	179,227	-	37,082	261,879	(277,475)	644,679
Individuals	13,711,766	(405,397)	(1,057,794)	422,665	3,836,858	4,385,394	3,151,819	(1,461,369)	(6,131,194)	16,452,748
- Financing	1,015,270	(26,937)	(33,647)	44,671	306,611	721,949	29,486	(444,169)	(268,385)	1,344,849
- Borrowings	8,891,678	(292,004)	(715,735)	237,513	2,090,588	3,663,445	2,597,787	(2,718,939)	(3,833,449)	9,920,884
- Revolving	3,804,818	(86,456)	(308,412)	140,481	1,439,659	-	524,546	1,701,739	(2,029,360)	5,187,015
Total	26,778,004	(482,178)	(1,486,106)	545,615	4,805,889	6,016,836	5,396,981	(2,517,020)	(10,027,360)	29,030,661

Consolidated - 3 stages						R$ thousand
	Balance on December 31, 2021	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on June 30, 2022
Companies	19,092,774	1,172,762	4,436,863	(2,054,049)	(3,896,166)	18,752,184
- Financing	5,134,164	(81,246)	414,515	(354,055)	(354,279)	4,759,099
- Borrowings	12,741,767	1,254,008	3,845,792	(2,097,644)	(3,264,412)	12,479,511
- Revolving	1,216,843	-	176,556	397,650	(277,475)	1,513,574
Individuals	27,089,568	4,279,221	7,121,263	(1,259,560)	(6,131,194)	31,099,298
- Financing	3,305,342	683,371	570,258	(428,685)	(268,385)	3,861,901
- Borrowings	14,630,839	3,595,850	5,090,014	(3,477,086)	(3,833,449)	16,006,168
- Revolving	9,153,387	-	1,460,991	2,646,211	(2,029,360)	11,231,229
Total	46,182,342	5,451,983	11,558,126	(3,313,609)	(10,027,360)	49,851,482

R$ thousand

Stage 1	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on June 30, 2021
Companies	4,657,940	(366,729)	(59,910)	336,898	172,594	(647,321)	2,111,214	(1,227,303)	-	4,977,383
- Financing	1,434,546	(52,837)	(6,771)	110,418	35,135	(194,788)	387,161	(293,094)	-	1,419,770
- Borrowings	2,748,583	(251,098)	(44,489)	199,219	112,685	(452,533)	1,620,773	(930,365)	-	3,002,775
- Revolving	474,811	(62,794)	(8,650)	27,261	24,774	-	103,280	(3,844)	-	554,838
Individuals	6,263,052	(1,049,739)	(164,501)	2,542,273	435,549	(615,515)	2,458,165	(2,852,488)	-	7,016,796
- Financing	763,932	(191,941)	(14,571)	1,112,338	44,183	(257,090)	366,816	(1,067,850)	-	755,817
- Borrowings	2,077,714	(446,789)	(95,138)	1,082,744	187,981	(358,425)	1,560,428	(1,523,129)	-	2,485,386
- Revolving	3,421,406	(411,009)	(54,792)	347,191	203,385	-	530,921	(261,509)	-	3,775,593
Total	10,920,992	(1,416,468)	(224,411)	2,879,171	608,143	(1,262,836)	4,569,379	(4,079,791)	-	11,994,179

R$ thousand

Stage 2	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on June 30, 2021
Companies	1,545,667	(336,898)	(644,062)	366,729	434,469	288,201	357,270	(342,046)	-	1,669,330
- Financing	499,494	(110,418)	(129,670)	52,837	21,623	(86,008)	47,882	86,162	-	381,902
- Borrowings	937,652	(199,219)	(425,044)	251,098	376,074	374,209	289,812	(501,764)	-	1,102,818
- Revolving	108,521	(27,261)	(89,348)	62,794	36,772	-	19,576	73,556	-	184,610
Individuals	6,794,923	(2,542,273)	(2,462,109)	1,049,739	1,578,494	462,923	1,511,796	1,035,376	-	7,428,869
- Financing	3,104,787	(1,112,338)	(582,291)	191,941	173,913	308,946	296,165	1,001,894	-	3,383,017
- Borrowings	2,939,423	(1,082,744)	(1,216,495)	446,789	854,276	153,977	1,120,919	(225,252)	-	2,990,893
- Revolving	750,713	(347,191)	(663,323)	411,009	550,305	-	94,712	258,734	-	1,054,959
Total	8,340,590	(2,879,171)	(3,106,171)	1,416,468	2,012,963	751,124	1,869,066	693,330	-	9,098,199

R$ thousand

Stage 3	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on June 30, 2021
Companies	14,316,381	(172,594)	(434,469)	59,910	644,062	930,106	3,304,028	(3,139,319)	(2,647,154)	12,860,951
- Financing	4,055,197	(35,135)	(21,623)	6,771	129,670	103,713	432,475	(744,129)	(423,881)	3,503,058
- Borrowings	9,768,315	(112,685)	(376,074)	44,489	425,044	826,393	2,835,074	(2,518,747)	(1,958,433)	8,933,376
- Revolving	492,869	(24,774)	(36,772)	8,650	89,348	-	36,479	123,557	(264,840)	424,517
Individuals	12,179,688	(435,549)	(1,578,494)	164,501	2,462,109	2,397,407	3,388,039	(1,267,864)	(5,468,763)	11,841,074
- Financing	625,961	(44,183)	(173,913)	14,571	582,291	608,057	15,198	(469,396)	(214,374)	944,212
- Borrowings	7,643,173	(187,981)	(854,276)	95,138	1,216,495	1,789,350	3,204,115	(2,154,854)	(2,971,222)	7,779,938
- Revolving	3,910,554	(203,385)	(550,305)	54,792	663,323	-	168,726	1,356,386	(2,283,167)	3,116,924
Total	26,496,069	(608,143)	(2,012,963)	224,411	3,106,171	3,327,513	6,692,067	(4,407,183)	(8,115,917)	24,702,025

R$ thousand

Consolidated - 3 stages	Expected loss on december 31, 2020	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on June 30, 2021
Companies	20,519,988	570,986	5,772,512	(4,708,668)	(2,647,154)	19,507,664
- Financing	5,989,237	(177,083)	867,518	(951,061)	(423,881)	5,304,730
- Borrowings	13,454,550	748,069	4,745,659	(3,950,876)	(1,958,433)	13,038,969
- Revolving	1,076,201	-	159,335	193,269	(264,840)	1,163,965
Individuals	25,237,663	2,244,815	7,358,000	(3,084,976)	(5,468,763)	26,286,739
- Financing	4,494,680	659,913	678,179	(535,352)	(214,374)	5,083,046
- Borrowings	12,660,310	1,584,902	5,885,462	(3,903,235)	(2,971,222)	13,256,217
- Revolving	8,082,673	-	794,359	1,353,611	(2,283,167)	7,947,476
Total	45,757,651	2,815,801	13,130,512	(7,793,644)	(8,115,917)	45,794,403

e) Sensitivity analysis

The measurement of the expected credit loss incorporates prospective information from projections of economic scenarios that are developed by a team of experts and approved according to the risk governance of the Company. The projections are reviewed at least annually, being more timely in cases of relevant events that may materially change the future prospects.

In order to determine possible oscillations of expected loss arising from the economic projections, simulations were made by changing the weighting of the scenarios used in the calculation of the expected loss. In the table below, we show the probabilities assigned to each scenario and the impacts:

	On June 30, 2022 - R$ thousand			
	Weighting			
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	Constitution/ (Reversion)
Simulation 1	100%	-	-	(996,364)
Simulation 2	-	100%	-	(2,327,847)
Simulation 3	-	-	100%	1,112,935

* Scenario in which the economy grows more than expected.

** Scenario in which the economy grows less than expected.

f) Expected loss on loans and advances

	R$ thousand			
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Amount recorded	7,047,547	4,211,592	13,696,500	8,152,669
Amount recovered	(1,472,645)	(1,390,201)	(3,241,242)	(3,116,066)
Expected loss on loans and advances	5,574,902	2,821,391	10,455,258	5,036,603

g) Loans and advances to customers renegotiated

The total balance of "Loans and advances to customers renegotiated" includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand	
	On June 30, 2022	On June 30, 2021
Opening balance	28,619,018	29,757,140
Additional renegotiated amounts, including interest	15,959,705	15,251,892
Payments received	(9,854,361)	(13,867,009)
Write-offs	(3,339,947)	(2,632,728)
Closing balance	31,384,415	28,509,295
Expected loss on loans and advances	(12,251,838)	(9,907,413)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	19,132,577	18,601,882
Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	39.0%	34.8%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.9%	5.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	5.3%	5.6%

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

12) NON-CURRENT ASSETS HELD FOR SALE

	R$ thousand	
	On June 30, 2022	On December 31, 2021
Assets not for own use		
Real estate	855,243	904,591
Vehicles and similar	344,150	289,197
Machinery and equipment	1,095	1,238
Other	6,774	1,246
Total	1,207,262	1,196,272

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

										R$ thousand
Companies	On June 30, 2022							For the six month period ended June 30, 2022		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,155	2,601,045	1,662,963	2,174,644	550,775	360	217,338	1,799
Tecnologia Bancária S.A. (2)	24.55%	24.55%	234,136	839,422	2,018,519	1,037,654	866,665	14,644	1,443,638	59,649
Swiss Re Corporate Solutions Brasil (2)	40.00%	40.00%	435,346	2,985,236	1,446,960	3,334,054	279,777	14,029	635,497	35,073
Gestora de Inteligência de Crédito S.A. (2)	21.02%	21.02%	12,831	74,692	1,091,491	264,935	850,694	(10,822)	111,844	(51,484)
Other (3)			5,975,687					287,430		
Total investments in associates			6,768,155					305,641		
Elo Participações S.A. (4)	50.01%	50.01%	1,056,221	513,709	2,083,394	141,256	209,464	314,939	34,043	629,752
Total investments in joint ventures			1,056,221					314,939		
Total on June 30, 2022			7,824,376					620,580		

(1) The adjustments arising from the valuation consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of these condensed consolidated financial statements, permitted by regulation;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity, R$91,027 thousand, in the first half of 2022 referring to Empresa Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to June 30, 2022, the Organization had received R$424,276 thousand in dividends from this investment.

Companies	On December 31, 2021							For the six month period ended June 30, 2021		R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,564	3,191,545	1,155,424	2,429,956	1,917,013	6,892	339,620	34,461
Tecnologia Bancária S.A. (3)	24.55%	24.55%	219,491	914,853	1,977,956	866,662	1,132,175	29,053	1,319,401	118,330
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	313,658	2,504,889	1,621,205	3,029,473	311,473	(4,017)	607,979	(10,043)
Gestora de Inteligência de Crédito S.A. (3)	21.02%	21.02%	23,653	93,479	1,079,405	161,048	942,313	(7,209)	84,006	(34,293)
Others (2) (3)			5,469,054					161,687		
Total investments in associates			6,136,420					186,406		
Elo Participações S.A. (2)	50.01%	50.01%	1,421,146	734,729	2,729,981	313,385	211,267	209,154	16,371	418,225
Total investments in joint ventures			1,421,146					209,154		
Total on December 31, 2021			7,557,566							
Total on June 30, 2021								395,560		

(1) Revenue from financial intermediation or revenue from the provision of services;

(2) Brazilian company, provider of services related to credit and debit cards and other means of payment. In the first half of 2021, the Organization received R$75,947 thousand in dividends and interest on equity from Cielo S.A.; and

(3) Companies with equity accounting using balance sheets with a lag in relation to the base date of the financial statements.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates

	R$ thousand	
	2022	2021
Initial balances	7,557,566	7,386,840
Acquisitions	348,801	-
Write-offs	(218,768)	(130,641)
Equity in net income of associates	620,580	395,560
Dividends/Interest on equity	(629,841)	(83,139)
Other	146,038	(40,146)
Balance on June 30	7,824,376	7,528,474

14) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

				R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	8,204,873	(3,738,177)	4,466,696
Land	-	938,889	-	938,889
Installations, properties and equipment for use	10%	6,252,682	(3,153,080)	3,099,602
Security and communication systems	10%	377,219	(279,171)	98,048
Data processing systems	20%	11,713,683	(7,727,479)	3,986,204
Transportation systems	20%	220,477	(124,499)	95,978
Balance on June 30, 2022 (1)		27,707,823	(15,022,406)	12,685,417
Buildings	4%	9,341,822	(3,406,337)	5,935,485
Land	-	973,725	-	973,725
Installations, properties and equipment for use	10%	6,259,877	(3,096,944)	3,162,933
Security and communication systems	10%	375,116	(273,022)	102,094
Data processing systems	20%	10,562,634	(7,331,101)	3,231,533
Transportation systems	20%	221,162	(113,827)	107,335
Balance on december 31, 2021 (1)		27,734,336	(14,221,231)	13,513,105

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

We enter into lease agreements as a lessee, basically, for data processing and property and equipment, which are recorded as buildings and equipment leased in property, plant and equipment. See Note 23 for disclosure of the obligation.

b) Change in property and equipment by class

							R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Adjusted balance on December 31, 2020	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129
Additions	446,496	-	403,096	6,260	881,099	5,624	1,742,575
Write-offs	(323,945)	(113)	(82,928)	(7,436)	(338,027)	(1,032)	(753,481)
Impairment	-	-	-	-	-	-	-
Depreciation	(431,179)	-	(403,172)	(20,147)	(521,468)	(12,238)	(1,388,204)
Balance on June 30, 2021	5,860,986	1,021,481	3,164,023	130,941	3,379,324	115,264	13,672,019
Balance on December 31, 2021	5,935,485	973,725	3,162,933	102,094	3,231,533	107,335	13,513,105
Additions	329,697	-	549,120	20,269	1,322,417	65	2,221,568
Write-offs	(97,271)	(34,836)	(308,579)	-	-	(558)	(441,244)
Impairment	-	-	-	-	-	-	-
Depreciation	(348,860)	-	(303,872)	(24,315)	(567,746)	(10,864)	(1,255,657)
Transfers	(1,352,355)						(1,352,355)
Balance on June 30, 2022 (1)	4,466,696	938,889	3,099,602	98,048	3,986,204	95,978	12,685,417

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

15) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

						R$ thousand
		Intangible Assets				
	Goodwill	Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310	14,669,464
Additions/(reductions)	59,637	128,173	915,849	132,807	410,754	1,647,220
Accumulated amortization	-	(629,043)	(144,246)	(304,530)	(423,184)	(1,501,003)
Balance on June 30, 2021	7,153,181	3,130,978	4,292,475	196,167	42,880	14,815,681
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007
Additions/(reductions)	471,513	281,578	1,956,796	72,362	265,716	3,047,965
Accumulated amortization	-	(598,296)	(536,115)	(181,229)	(218,658)	(1,534,298)
Balance on June 30, 2022	6,520,247	2,733,228	6,148,483	939,774	82,942	16,424,674

(1) Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%.

b) Composition of goodwill by segment

	R$ thousand	
	On June 30, 2022	On December 31, 2021
Banking	6,053,804	5,583,201
Insurance	466,443	465,533
Total	6,520,247	6,048,734

The Cash Generation Units (GCUs) allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2022 and 2021.

16) OTHER ASSETS

		R$ thousand
	On June 30, 2022	On December 31, 2021
Financial assets (4) (5)	74,521,871	64,411,451
Foreign exchange transactions (1)	45,363,837	37,099,430
Debtors for guarantee deposits (2)	20,537,306	19,819,051
Securities trading	5,938,795	4,795,860
Trade and credit receivables	1,231,811	1,403,653
Receivables	1,450,122	1,293,457
Other assets	8,996,018	7,994,655
Deferred acquisition cost (insurance) - Note 21e	1,132,337	1,115,127
Other debtors	2,614,569	3,104,184
Prepaid expenses	1,479,757	1,045,313
Interbank and interdepartmental accounts	113,112	348,092
Other (3)	3,656,243	2,381,939
Total	83,517,889	72,406,106

(1) Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) Basically includes material in stock, amounts receivable, other advances, advances and payments to be reimbursed and investment property, in the amount of R$1,352,355 thousand;

(4) Financial assets accounted for at amortized cost; and

(5) In 2022 and 2021, there were no losses related to the impairment of other financial assets.

17) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a) Composition by nature

		R$ thousand
	On June 30, 2022	On December 31, 2021
Demand deposits	1,310,816	1,508,083
Interbank deposits	1,419,504	4,655,644
Securities sold under agreements to repurchase	209,147,949	222,574,700
Borrowings	37,547,485	26,546,104
Onlending	23,672,632	23,724,749
Total	273,098,386	279,009,280

18) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

a) Composition by nature

		R$ thousand
	On June 30, 2022	On December 31, 2021
Demand deposits	52,596,326	56,613,691
Savings deposits	134,762,778	139,341,042
Time deposits	377,464,871	373,771,517
Total	564,823,975	569,726,250

19) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

		R$ thousand
	On June 30, 2022	On December 31, 2021
Instruments Issued – Brazil:		
Real estate credit notes	48,555,697	41,461,933
Agribusiness notes	20,618,763	17,300,060
Financial bills	86,193,327	79,752,267
Letters property guaranteed	19,836,105	13,936,949
Subtotal	175,203,892	152,451,209
Securities – Overseas:		
Euronotes	4,232,236	1,849,851
Securities issued through securitization – (item (b))	8,454,725	9,135,795
Subtotal	12,686,961	10,985,646
Structured Operations Certificates	3,220,810	2,791,687
Total	191,111,663	166,228,542

b) Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c) Movements in securities issued

		R$ thousand
	2022	2021
Opening balances at the beginning of the year	166,228,542	144,903,825
Issuance	56,747,503	40,881,994
Interest accrued	9,318,945	2,157,543
Settlement and interest payments	(39,169,647)	(52,808,746)
Exchange variation and others	(2,013,680)	(421,430)
Closing balance on June 30	191,111,663	134,713,186

20) SUBORDINATED DEBT

a) Composition of subordinated debt

Maturity	Original term in years	Nominal amount	On June 30, 2022	On December 31, 2021
				R$ thousand
In Brazil:				
Financial bills:				
2022	7	3,306,811	5,745,649	5,413,488
2023	7	1,347,452	2,261,183	2,125,935
2024	7	67,450	113,051	105,003
2025	7	3,871,906	4,863,420	6,427,648
2027	7	401,060	457,773	430,028
2023	8	1,523,546	2,862,646	2,685,658
2024	8	136,695	229,060	214,204
2025	8	3,328,102	3,592,656	6,477,614
2026	8	694,800	869,766	821,253
2028	8	55,437	63,136	59,315
2024	9	4,924	11,510	10,653
2025	9	370,344	580,642	546,022
2027	9	89,700	121,839	113,969
2022	10	27,628	79,751	147,062
2023	10	688,064	1,613,371	1,504,108
2025	10	284,137	776,751	709,953
2026	10	196,196	414,677	380,719
2027	10	256,243	405,084	377,838
2028	10	248,300	385,787	355,845
2030	10	134,500	164,390	155,130
2030	8	2,368,200	2,397,557	-
2031	10	7,270,000	7,989,004	7,491,477
2032	10	3,697,700	3,779,588	-
2026	11	3,400	6,487	6,226
2027	11	47,046	75,160	70,532
2028	11	74,764	124,948	115,528
Perpetual		13,159,255	13,810,816	11,458,580
Subtotal in Brazil (1)			53,795,702	48,203,788
Overseas:				
2022	-			6,247,289
Subtotal overseas			-	6,247,289
Total (2)			53,795,702	54,451,077

(1) It includes the amount of R$36.679.211 thousand (on December 2021 – R$31.129.540 thousand), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) In the first half of 2022, there was the maturity of the subordinated debt issued Abroad – Bradesco Grand Cayman – the total amount of the transaction was R$6,138,550 thousand (on December 31, 2021 – R$8,314,720 thousand).

b) Movements in subordinated debt

	2022	2021
		R$ thousand
Opening balances at the beginning of the year	54,451,077	53,246,232
Issuance	8,074,700	2,747,400
Interest accrued	3,326,725	1,056,573
Settlement and interest payments	(11,557,020)	(8,951,289)
Foreign exchange variation	(499,780)	(537,068)
Closing balance on June 30	53,795,702	47,561,848

21) TECHNICAL INSURANCE PROVISION AND PENSION PLANS

a) Technical provisions by account

						R$ thousand
	Non-Life and Health (1)		Life and Pension (2)(3)		Total	
	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Current and long-term liabilities					-	-
Mathematical reserve for unvested benefits (PMBAC)	1,090,358	1,179,406	253,042,460	241,065,876	254,132,818	242,245,282
Mathematical reserve for vested benefits (PMBC)	669,350	695,210	12,717,579	11,884,439	13,386,929	12,579,649
Reserve for claims incurred but not reported (IBNR)	5,426,332	4,961,729	978,797	1,014,034	6,405,129	5,975,763
Unearned premium reserve	5,562,076	4,922,394	3,058,376	2,483,216	8,620,452	7,405,610
Reserve for unsettled claims (PSL)	5,647,846	4,997,427	2,084,171	1,991,574	7,732,017	6,989,001
Reserve for financial surplus (PET)	-	-	886,259	861,170	886,259	861,170
Other technical provisions	2,788,557	3,378,434	6,587,302	6,951,725	9,375,859	10,330,159
Total reserves	21,184,519	20,134,600	279,354,944	266,252,034	300,539,463	286,386,634

(1) The line "Other provisions" for Insurance includes substantially the Provision for Insufficient Premiums (PIP) of R$2,690,877 thousand (R$3,280,927 thousand on December 31, 2021) and Provision for Related Expenses of R$85,473 thousand (R$84,224 thousand on December 31, 2021);

(2) The line "Other provisions" for Life and Pension Plans substantially includes the "Provision for redemptions and other amounts to be settled" in the amount of R$3,298,594 thousand (R$3,047,124 thousand on December 31, 2021) "Provision for Related Expenses" of R$440,599 thousand (R$653,541 thousand on December 31, 2021), the "Complementary Provision for Coverage (PCC)" in the amount of R$1,522,792 thousand (R$1,926, 919 thousand on December 31, 2021) and "Other technical provisions" of R$ 1,305,127 thousand (R$ 1,305,127 thousand on December 31, 2021); and

(3) Includes the Provision for unearned premiums for unissued risks in force (PPNG-RVNE) in the amount of R$212,017 thousand, of which R$190,920 thousand - Insurance and R$21,097 thousand - Life and Pensions.

b) Technical provisions by product

						R$ thousand
	Non-Life and Health		Life and pension plans (1)		Total	
	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Health (Health and Dental)	15,597,689	15,039,385	-	-	15,597,689	15,039,385
Non-Life	5,586,830	5,095,215	-	-	5,586,830	5,095,215
Life	-	-	23,486,606	20,899,215	23,486,606	20,899,215
Pension plans	-	-	255,868,338	245,352,819	255,868,338	245,352,819
Total technical provisions	21,184,519	20,134,600	279,354,944	266,252,034	300,539,463	286,386,634

(1) Is comprised of the Companies personal and pension insurance operations.

c) Changes in the insurance and pension technical provisions

(i) Insurance – Non-Life, Life and Health Insurance

		R$ thousand
	2022	2021
At the beginning of the year	41,033,815	34,744,396
(-) DPVAT insurance	(4,489)	(4,854)
Subtotal at beginning of the year	41,029,326	34,739,542
Additions, net of reversals	25,028,767	21,773,827
Payment of claims, benefits and redemptions	(22,593,448)	(19,381,691)
Adjustment for inflation and interest	1,188,060	1,029,094
Constitution of judicial provision	14,192	(17,398)
Subtotal on June 30	44,666,897	38,143,374
(+) DPVAT insurance	4,228	4,861
Closing balance on June 30	44,671,125	38,148,235

(ii) Insurance – Pension Plans

		R$ thousand
	2022	2021
Initial balances	245,352,819	244,720,988
Receipt of premiums net of fees	16,508,264	13,639,193
Payment of benefits	(739,182)	(615,389)
Payment of redemptions	(15,660,980)	(15,400,874)
Adjustment for inflation and interest	13,569,154	5,152,475
Others	(3,161,737)	(2,156,702)
Closing balance on June 30	255,868,338	245,339,691

d) Guarantees for the technical provisions

R$ thousand

	Insurance		Life and pension plans		Total	
	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Total technical provisions	21,184,519	20,134,600	279,354,944	266,252,034	300,539,463	286,386,634
(-) Commercialization surcharge – extended warranty	-	-	-	-	-	-
(-) Portion corresponding to contracted reinsurance	(9,617)	(10,186)	(18,310)	(16,037)	(27,927)	(26,223)
(-) Premiums receivables	(2,014,330)	(1,774,506)	-	-	(2,014,330)	(1,774,506)
(-) Unearned premium provision – Health and dental insurance (1)	(2,060,978)	(1,849,070)	-	-	(2,060,978)	(1,849,070)
(-) Provisions from DPVAT agreements	-	-	-	-	-	-
(-) Other	-	-	-	-	-	-
Technical provisions to be covered	17,099,594	16,500,838	279,336,634	266,235,997	296,436,228	282,736,835
Investment fund quotas (VGBL and PGBL) (2)	-	-	218,281,019	209,419,706	218,281,019	209,419,706
Investment fund quotas (excluding VGBL and PGBL)	4,542,362	4,354,207	26,220,063	25,661,527	30,762,425	30,015,734
Government securities	14,126,901	14,003,541	35,327,559	34,567,252	49,454,460	48,570,793
Private securities	-	-	277,528	270,249	277,528	270,249
Total assets guarantee portfolio (3)	18,669,263	18,357,748	280,106,169	269,918,734	298,775,432	288,276,482

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 392/15;

(2) The investment funds "VGBL" and "PGBL" were consolidated in the financial statements; and

(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

e) Changes in deferred acquisition cost (insurance assets)

	R$ thousand	
	2022	2021
Initial balances	1,115,127	1,020,567
Additions	879,145	871,633
Amortizations	(861,935)	(817,206)
Closing balance on June 30	1,132,337	1,074,994

f) Changes in reinsurance assets

	R$ thousand	
	2022	2021
Initial balances	75,996	87,036
Constitution/reversal of provisions	(4,674)	(2,744)
Recovered insurance losses	(16,205)	(21,879)
Reversal/Monetary update	(1,229)	2,751
Other	1,687	2,099
Closing balance on June 30	55,575	67,263

g) Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

Non-Life – Gross Claims [1]

												R$ thousand
	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	June 2022	Total
Amount estimated for the claims:												
· In the year after notification	3,348,274	3,224,788	3,914,716	4,398,468	4,069,482	3,715,094	3,431,272	3,290,692	3,077,087	3,945,867	2,333,463	-
· One year after notification	3,240,688	3,041,662	3,652,423	4,252,020	3,905,260	3,736,592	3,420,273	3,340,419	3,153,736	3,963,656	-	-
· Two years after notification	3,233,150	3,009,371	3,666,041	4,230,440	3,921,622	3,753,426	3,418,154	3,371,489	3,159,868	-	-	-
· Three years after notification	3,256,062	3,044,232	3,654,223	4,259,240	3,931,921	3,733,360	3,445,962	3,374,735	-	-	-	-
· Four years after notification	3,292,376	3,034,096	3,669,148	4,275,645	3,923,378	3,740,808	3,446,901	-	-	-	-	-
· Five years after notification	3,113,580	3,049,171	3,679,488	4,275,871	3,939,097	3,749,551	-	-	-	-	-	-
· Six years after notification	3,128,386	3,058,018	3,690,793	4,284,387	3,943,053	-	-	-	-	-	-	-
· Seven years after notification	3,133,871	3,064,089	3,701,722	4,293,275	-	-	-	-	-	-	-	-
· Eight years after notification	3,137,466	3,067,073	3,699,938	-	-	-	-	-	-	-	-	-
· Nine years after notification	3,145,858	3,068,982	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	3,174,862	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	3,174,862	3,068,982	3,699,938	4,293,275	3,943,053	3,749,551	3,446,901	3,374,735	3,159,868	3,963,656	2,333,463	38,208,284
Payments of claims	(3,133,225)	(3,056,580)	(3,682,668)	(4,257,705)	(3,908,278)	(3,714,725)	(3,403,502)	(3,302,890)	(3,073,963)	(3,781,389)	(1,505,189)	(36,820,114)
Outstanding Claims	41,637	12,402	17,270	35,570	34,775	34,826	43,399	71,845	85,905	182,267	828,274	1,388,170

Non-Life – Claims Net of Reinsurance Ceded [1]

												R$ thousand
	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	June 2022	Total
Amount estimated for net claims for reinsurance:												
· In the year after notification	3,022,457	3,021,084	3,738,619	4,044,061	3,920,176	3,676,482	3,393,439	3,272,217	2,340,749	3,936,449	2,333,175	-
· One year after notification	2,908,173	2,849,909	3,516,057	3,929,714	3,789,359	3,698,248	3,384,216	2,830,565	2,416,594	3,953,864	-	-
· Two years after notification	2,915,173	2,832,016	3,534,208	3,898,947	3,802,213	3,714,749	3,388,620	2,861,335	2,422,589	-	-	-
· Three years after notification	2,927,529	2,874,862	3,525,610	3,920,278	3,813,476	3,694,864	3,415,914	2,864,627	-	-	-	-
· Four years after notification	2,957,403	2,868,888	3,539,001	3,932,723	3,808,035	3,702,483	3,416,814	-	-	-	-	-
· Five years after notification	2,963,901	2,884,539	3,550,642	3,925,687	3,822,974	3,711,225	-	-	-	-	-	-
· Six years after notification	2,978,029	2,893,423	3,554,010	3,934,139	3,826,925	-	-	-	-	-	-	-
· Seven years after notification	2,983,500	2,894,891	3,564,844	3,942,492	-	-	-	-	-	-	-	-
· Eight years after notification	2,981,996	2,897,755	3,563,023	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,990,314	2,899,660	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	3,019,146	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	3,019,146	2,899,660	3,563,023	3,942,492	3,826,925	3,711,225	3,416,814	2,864,627	2,422,589	3,953,864	2,333,175	35,953,540
Payments of claims	(2,978,059)	(2,887,302)	(3,545,857)	(3,907,446)	(3,792,938)	(3,676,489)	(3,374,012)	(2,793,056)	(2,337,179)	(3,773,492)	(1,505,002)	(34,570,832)
Net outstanding unsettled claims	41,087	12,358	17,166	35,046	33,987	34,736	42,802	71,571	85,410	180,372	828,173	1,382,708

Non-Life, Life and Pension - Claims Net of Reinsurance Ceded [1]

												R$ thousand
	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	June 2022	Total
Amount estimated for net claims for reinsurance:												
· In the year after notification	4,257,561	4,326,906	5,069,079	5,459,585	5,413,512	5,213,956	4,831,466	4,758,715	4,131,215	6,573,667	3,437,888	-
· One year after notification	4,134,444	4,148,519	4,889,217	5,355,503	5,280,798	5,186,209	4,800,313	4,316,075	4,190,411	6,579,975	-	-
· Two years after notification	4,151,462	4,158,528	4,902,783	5,302,462	5,270,944	5,218,280	4,844,555	4,381,409	4,196,667	-	-	-
· Three years after notification	4,163,604	4,184,738	4,802,886	5,243,714	5,262,666	5,213,961	4,867,548	4,376,217	-	-	-	-
· Four years after notification	4,191,766	4,165,035	4,781,938	5,242,728	5,270,203	5,238,877	4,865,316	-	-	-	-	-
· Five years after notification	4,197,799	4,189,183	4,775,574	5,226,434	5,300,596	5,238,388	-	-	-	-	-	-
· Six years after notification	4,218,005	4,193,407	4,774,017	5,242,573	5,298,198	-	-	-	-	-	-	-
· Seven years after notification	4,224,281	4,210,256	4,796,556	5,247,442	-	-	-	-	-	-	-	-
· Eight years after notification	4,230,263	4,222,636	4,787,038	-	-	-	-	-	-	-	-	-
· Nine years after notification	4,253,396	4,228,969	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	4,460,841	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	4,460,841	4,228,969	4,787,038	5,247,442	5,298,198	5,238,388	4,865,316	4,376,217	4,196,667	6,579,975	3,437,888	52,716,939
Payments of claims	(4,215,911)	(4,154,569)	(4,711,153)	(5,129,415)	(5,168,011)	(5,064,465)	(4,666,821)	(4,108,427)	(3,857,448)	(5,981,824)	(2,194,378)	(49,252,422)
Net outstanding unsettled claims	244,930	74,400	75,885	118,027	130,187	173,923	198,495	267,790	339,219	598,151	1,243,510	3,464,517

(1) "Retrocession" R$14,888 thousand,"Reinsurance" R$5,462 thousand, "Health" R$4,203,613 thousand, estimate of salvages and redresses in the amount of R$181,533 thousand and incurred but not enough reported (IBNER) claims in the amount of R$(255,070) thousand were not considered in the claims development.

22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages (limit of R$48 thousand on June 30, 2022).

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of five (5) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that provisions were recognized to cover the claims eligible under this agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Company is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions for legal obligations have been recorded in full, although there is a good chance of favorable outcome, based on management assessment considering the analysis of an external legal counse. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored. During or after the conclusion of each case, a favorable outcome may arise for the Company, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,813,149 thousand (R$2,734,993 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,752,112 thousand (R$1,781,022 thousand on December 31, 2021): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$801,843 thousand (R$887,913 thousand on December 31, 2021): Bradesco is requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional

discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$664,185 thousand (R$647,878 thousand on December 31, 2021): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$587,357 thousand (R$527,970 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services);

- INSS – Contribution to SAT – R$463,475 thousand (R$450,289 thousand on December 31, 2021): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

- INSS Autonomous Brokers – R$249,879 thousand (R$343,896 thousand on December 31, 2021): The Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as per new wording in Law No. 9,876/99.

In general, the provisions relating to lawsuits are classified as long-term, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

IV - Changes in other provision

			R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2020	6,890,498	9,092,421	8,271,112
Adjustment for inflation	403,056	249,565	55,691
Provisions, net of (reversals and write-offs)	509,873	696,636	(248,270)
Payments	(982,267)	(909,432)	(7,045)
Balance on June 30, 2021	6,821,160	9,129,190	8,071,488
Balance on December 31, 2021	6,729,107	9,178,471	8,072,037
Adjustment for inflation	392,406	238,152	237,879
Provisions, net of (reversals and write-offs)	483,372	519,188	(178,367)
Payments	(1,065,555)	(1,191,308)	(13,841)
Balance on June 30, 2022	6,539,330	8,744,503	8,117,708

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2022, R$8,161,993 thousand (R$7,979,276 thousand on December 31, 2021) for civil claims and R$38,461,769 thousand (R$37,556,235 thousand on December 31, 2021) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$10,081,274 thousand (R$9,708,225 thousand on December 31, 2021): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2017 – R$7,630,697 thousand (R$7,455,648 thousand on December 31, 2021), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,586,915 thousand (R$5,450,794 thousand on December 31, 2021): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- Social Security Contribution Taxes – 2014 to 2021 – R$2,935,884 thousand (R$2,875,747 thousand on December 31, 2021): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- PIS and COFINS notifications and disallowances of compensations – R$1,536,441 thousand (R$1,501,667 thousand on December 31, 2021): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- ISSQN – Commercial Leasing Companies – R$1,502,499 thousand (R$1,466,305 thousand on December 31, 2021): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,205,044 thousand (R$1,168,741 thousand on December 31, 2021): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2016 – R$906,843 thousand (R$875,658 thousand on December 31, 2021): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$705,154 thousand (R$686,308 thousand on December 31, 2021): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$168,023 thousand (R$507,915 thousand on December 31, 2021): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

23) OTHER LIABILITIES

a) Other liabilities

		R$ thousand
	On June 30, 2022	On December 31, 2021
Financial liabilities	99,625,598	86,407,304
Credit card transactions (1)	31,308,843	27,368,218
Foreign exchange transactions (2)	46,021,728	36,784,241
Loan assignment obligations	4,267,822	5,199,819
Capitalization bonds	8,802,753	8,400,640
Securities trading	4,166,704	3,992,900
Lease liabilities (Note 23a)	5,057,748	4,661,486
Other liabilities	43,866,796	35,683,882
Third party funds in transit (3)	9,535,856	7,831,919
Provision for payments	10,215,895	9,065,571
Sundry creditors	5,193,925	4,389,071
Social and statutory	2,187,633	504,418
Other taxes payable	1,345,407	2,535,903
Liabilities for acquisition of assets and rights	519,608	1,375,489
Other	14,868,472	9,981,511
Total	143,492,394	122,091,186

(1) It refers to amounts payable to merchants;
(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and
(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

b) Lease liabilities

	R$ thousand
Closing balance on December 31, 2020	5,093,143
Remeasurement and new contracts	334,023
Payments	(841,236)
Appropriation of financial charges	225,215
Foreign exchange variation	(10,016)
Closing balance on June 30, 2021	4,801,129

Closing balance on december 31, 2021	4,661,486
Remeasurement and new contracts	960,132
Payments	(977,169)
Appropriation of financial charges	431,628
Foreign exchange variation	(18,329)
Closing balance on June 30, 2021	5,057,748

Maturity of the leases

The maturity of these financial liabilities as of June 30, 2022 is divided as follows: R$938,909 thousand up to one year (R$977,027 thousand up to 1 year in 2021), R$3,302,809 thousand between 1 and 5 years (R$3,329,764 thousand between one to five years in 2021) and R$712,680 thousand over 5 years (R$828,633 thousand for more than five years as of December 31, 2021).

Impacts on the statement of income

The impact on the income for the first half of 2022 was: "Expenses of depreciation" – R$376,639 thousand (R$356,857 thousand in the first half of 2021), "Interest and similar expenses" – R$431,628 thousand

(R$225,215 thousand in the first half of 2021) and "Expenses of the foreign exchange variation" – R$18,329 thousand (R$10,016 thousand in the first half of 2021).

Expenses for the first half of 2022 with short-term contracts were R$88 thousand (R$984 in the first half of 2021).

24) OFF-BALANCE SHEET COMMITMENTS

The table below summarizes the total risk represented by off-balance sheet commitments:

		R$ thousand
	On June 30, 2022	On December 31, 2021
Commitments to extend credit (1)	318,536,983	309,104,025
Financial guarantees (2)	90,550,458	83,467,093
Letters of credit for imports	603,618	1,233,034
Total	409,691,059	393,804,152

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25) SHAREHOLDERS' EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On June 30, 2022	On December 31, 2021
Common	5,338,393,881	4,870,579,247
Preferred	5,320,094,147	4,848,500,325
Subtotal	10,658,488,028	9,719,079,572
Treasury (common shares) (1)	-	(17,493,900)
Treasury (preferred shares) (1)	-	(12,051,100)
Total outstanding shares	10,658,488,028	9,689,534,572

(1) On March 10, 2022, the cancellation of all shares held in treasury issued by the Company was approved (item d).

ii. Changes in share capital, in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2021	4,853,085,347	4,836,449,225	9,689,534,572
Increase of capital stock with issuance of shares – bonus of 10% (1)	485,308,534	483,644,922	968,953,456
Number of outstanding shares on June 30, 2022	5,338,393,881	5,320,094,147	10,658,488,028

(1) It benefited the shareholders registered in the records of Bradesco on April 18, 2022.

In the Special Shareholders' Meeting of March 10, 2022, it was approved the proposal of the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$83,100,000 thousand to R$87,100,000 thousand, with a bonus of 10% (ten per cent) in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 968,953,456 new nominative-book entry shares, with no nominal value, whereby 485,308,534 are common and 483,644,922 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, approved by Bacen on March 31, 2022.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on shareholders' equity/Dividends

At a meeting of the Board of Directors on June 9, 2022, the Board of Executive Officers' proposal was approved for the payment of intermediate interest on equity to shareholders, related to the first half of 2022, in the amount of R$2,000,000 thousand, of which R$0.178723065 per common share and R$0.196595372 per preferred share, which payment was made on June 30, 2022.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

R$ thousand

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.103499	0.113849	992,025	148,804	843,221
Supplementary interest on shareholders' equity paid	0.490007	0.539008	5,000,000	750,000	4,250,000
Total accrued on June 30, 2021	0.593506	0.652857	5,992,025	898,804	5,093,221
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,087,982	163,197	924,785
Intermediary interest paid on shareholders' equity (1)	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on shareholders' equity provisioned	0.149871	0.164859	1,677,135	251,570	1,425,565
Total accrued on June 30, 2022	0.432093	0.475303	4,765,117	714,767	4,050,350

(1) Intermediary interest on shareholders' equity paid on June 30, 2022.

d) Shares in treasury

In the Special Shareholders' Meeting held on March 10, 2022, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 29,545,000 nominative-book-entry shares was approved, being 17,493,900 common shares and 12,051,100 preferred shares, without reduction of share capital (which was also approved by Bacen on March 31, 2022).

On May 5, 2022, the Board of Directors decided to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 6, 2022 to November 6, 2023, up to 106,584,880 nominative-book-entry shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

26) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Six months ended on June 30	
	2022	2021
Net earnings attributable to the Organization's common shareholders (R$ thousand)	6,855,267	5,392,559
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	7,505,276	5,903,876
Weighted average number of common shares outstanding (thousands)	5,346,746	5,358,590
Weighted average number of preferred shares outstanding (thousands)	5,325,102	5,333,350
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.28	1.01
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.41	1.11

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders' Meeting held on March 10, 2022, in the proportion of one new share for every 10 shares held.

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27) NET INTEREST INCOME

				R$ thousand
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Interest and similar income				
Loans and advances to banks	3,548,165	1,858,706	7,524,655	3,543,893
Loans and advances to customers:				
- Loans	24,879,869	16,496,852	46,954,185	32,478,578
- Leases	111,782	50,201	209,894	99,261
Financial assets:				
- At fair value through profit or loss	6,544,869	2,136,996	13,007,297	4,652,617
- Fair value through other comprehensive income	6,434,168	2,847,680	11,213,081	6,413,914
- At amortized cost	6,394,497	3,611,216	11,674,708	8,464,189
Compulsory deposits with the Central Bank	1,933,760	566,165	3,550,380	936,547
Other financial interest income	3,554	2,882	6,973	5,673
Total	49,850,664	27,570,698	94,141,173	56,594,672
Interest and similar expenses				
Deposits from banks:				
- Interbank deposits	(52,085)	(17,210)	(104,924)	(26,134)
- Funding in the open market	(5,681,624)	(2,731,085)	(11,599,144)	(4,302,733)
- Borrowings and onlending	(1,503,909)	2,335,452	(2,225,790)	(1,404,171)
Deposits from customers:				
- Savings accounts	(2,288,774)	(836,655)	(4,391,690)	(1,487,217)
- Time deposits	(7,340,983)	(1,977,007)	(13,683,884)	(3,201,910)
Securities issued	(5,335,515)	(1,136,320)	(9,489,327)	(2,043,759)
Subordinated debt	(1,850,745)	(565,025)	(3,326,725)	(1,056,573)
Technical provisions for insurance, pension plans and capitalization bonds	(6,634,276)	(4,725,034)	(15,079,873)	(6,487,178)
Total	(30,687,911)	(9,652,884)	(59,901,357)	(20,009,675)
Net interest income	19,162,753	17,917,814	34,239,816	36,584,997

28) FEE AND COMISSION INCOME

				R$ thousand
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Fee and commission income				
Credit card income	2,260,447	1,783,126	4,323,060	3,479,591
Current accounts	1,944,088	1,999,885	3,892,041	3,942,672
Collections	469,284	485,584	932,872	988,033
Guarantees	268,866	272,954	543,659	551,929
Asset management	325,483	329,806	639,887	644,201
Consortium management	617,378	540,058	1,181,970	1,053,244
Custody and brokerage services	343,219	324,960	662,521	657,419
Underwriting/ Financial Advisory Services	235,796	389,804	471,899	644,362
Payments	111,978	107,922	222,649	220,976
Other	269,609	247,657	541,843	480,993
Total	6,846,148	6,481,756	13,412,401	12,663,420

29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

				R$ thousand
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Fixed income securities	(129,269)	545,945	(449,246)	(2,236,298)
Derivative financial instruments	264,874	(881,768)	1,861,283	317,809
Equity securities	(781,342)	261,666	(765,059)	767,786
Total	(645,737)	(74,157)	646,978	(1,150,703)

30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The net gains and losses of financial assets at VJORA mainly consist of the recording of changes in the fair value of financial assets, which are substantially fixed-income securities.

31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

				R$ thousand
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Written premiums	21,276,733	17,741,763	21,276,733	17,741,763
Supplemental pension plan contributions	850,360	825,833	850,360	825,833
Ceded coinsurance premiums	(19,358)	(17,601)	(19,358)	(17,601)
Refunded premiums	(31,540)	(54,737)	(31,540)	(54,737)
Reinsurance premiums paid	(4,593)	(3,161)	(4,593)	(3,161)
Written premiums net of reinsurance and coinsurance	22,071,602	18,492,097	22,071,602	18,492,097
Changes in the provision for insurance	(8,863,061)	(7,505,822)	(8,863,061)	(7,505,822)
Changes in the provision for private Pension Plans	(169,586)	(888,716)	(169,586)	(888,716)
Changes in the insurance technical provisions and Pension Plans	(9,032,647)	(8,394,538)	(9,032,647)	(8,394,538)
Reported indemnities	(10,149,452)	(8,585,525)	(10,149,452)	(8,585,525)
Claims expenses	(17,386)	(42,290)	(17,386)	(42,290)
Recovery of ceded coinsurance	30,751	37,602	30,751	37,602
Recovery of reinsurance	11,338	16,972	11,338	16,972
Salvage recoveries	223,465	165,049	223,465	165,049
Changes in the IBNR provision	(321,384)	(268,706)	(321,384)	(268,706)
Retained claims	(10,222,668)	(8,676,898)	(10,222,668)	(8,676,898)
Commissions on premiums	(798,948)	(744,835)	(798,948)	(744,835)
Recovery of commissions	1,082	1,740	1,082	1,740
Fees	(65,571)	(72,011)	(65,571)	(72,011)
Brokerage expenses - private Pension Plans	(41,745)	(51,669)	(41,745)	(51,669)
Changes in deferred commissions	36,781	15,713	36,781	15,713
Selling expenses for insurance and Pension Plans	(868,401)	(851,062)	(868,401)	(851,062)
Gross profit from insurance and Pension Plans	1,947,886	569,599	1,947,886	569,599

33) PERSONNEL EXPENSES

	R$ thousand			
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Salaries	(2,677,650)	(2,401,025)	(5,218,697)	(4,753,925)
Benefits	(1,248,808)	(1,126,052)	(2,465,797)	(2,251,966)
Social security charges	(915,162)	(812,792)	(1,779,503)	(1,597,764)
Employee profit sharing	(453,381)	(437,643)	(919,245)	(908,946)
Training	(25,105)	(18,533)	(44,375)	(31,622)
Total	(5,320,106)	(4,796,045)	(10,427,617)	(9,544,223)

34) OTHER ADMNISTRATIVE EXPENSES

	R$ thousand			
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Outsourced services	(1,234,845)	(1,183,668)	(2,372,514)	(2,261,914)
Communication	(283,277)	(310,909)	(574,187)	(649,194)
Data processing	(507,487)	(503,071)	(983,276)	(1,059,092)
Advertising and marketing	(501,538)	(265,768)	(826,743)	(429,892)
Asset maintenance	(335,645)	(328,628)	(674,589)	(640,034)
Financial system	(347,959)	(310,925)	(664,767)	(578,608)
Rental	(24,317)	(44,802)	(51,248)	(89,817)
Security and surveillance	(146,079)	(147,126)	(292,460)	(298,718)
Transport	(192,601)	(168,682)	(380,643)	(325,394)
Water, electricity and gas	(98,449)	(86,765)	(202,925)	(179,972)
Advances to FGC (Deposit Guarantee Association)	(173,900)	(165,354)	(343,922)	(328,007)
Supplies	(30,034)	(26,829)	(55,731)	(50,208)
Travel	(19,488)	(6,479)	(28,087)	(13,493)
Other	(407,067)	(309,063)	(709,450)	(580,561)
Total	(4,302,686)	(3,858,069)	(8,160,542)	(7,484,904)

35) DEPRECIATION AND AMORTIZATION

	R$ thousand			
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Amortization expenses	(775,942)	(756,572)	(1,534,298)	(1,501,003)
Depreciation expenses	(640,012)	(667,484)	(1,255,657)	(1,388,204)
Total	(1,415,954)	(1,424,056)	(2,789,955)	(2,889,207)

36) OTHER OPERATING INCOME/(EXPENSES)

	R$ thousand			
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Tax expenses	(1,637,224)	(1,941,617)	(3,792,038)	(3,562,397)
Legal provision	(776,187)	(1,009,023)	(1,692,630)	(1,666,551)
Income from sales of non-current assets, investments, and property and equipment, net (1)	101,448	27,614	523,123	48,886
Card marketing expenses	(869,944)	(688,805)	(1,635,844)	(1,441,104)
Other	(921,717)	(1,790,185)	(628,216)	(2,283,932)
Total	(4,103,624)	(5,402,016)	(7,225,605)	(8,905,098)

(1) Includes gains related to the demutualization of the CIP (Interbank Payments Chamber).

37) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

				R$ thousand
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Income before income tax and social contribution	9,464,214	9,037,878	19,846,849	16,832,357
Total burden of income tax and social contribution at the current rates	(4,258,896)	(4,067,045)	(8,931,082)	(7,574,561)
Effect of additions and exclusions in the tax calculation:				
Earnings (losses) of associates and joint ventures	181,441	87,034	279,261	178,002
Interest on shareholders' equity	1,140,126	628,621	2,144,303	1,382,410
Other amounts (1) (2)	682,441	(462,869)	1,138,750	587,305
Income tax and social contribution for the period	(2,254,888)	(3,814,259)	(5,368,768)	(5,426,844)
Effective rate	-23.8%	-42.2%	-27.1%	-32.2%

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount in 2021 of R$ (230,629) thousand; (ii) the equalization of the effective rate of non-bank financial companies and companies in the insurance sector, as of 2020, and of non-financial companies, in relation to the stated rate; and (iii) the incentivized deductions; and

(2) On July 28, 2020, Law No. 14,031 was enacted, which changed, as of the 2021 financial year, the tax treatment levied on the exchange rate variation of the portion with risk coverage (hedge) of the investment value in the abroad, registered in accordance with the accrual basis, which must be computed in the determination of the taxable income and on the basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country, in the proportion of: i) 50%, in the year 2021; and ii) 100%, from the year 2022.

b) Composition of income tax and social contribution in the consolidated statement of income

				R$ thousand
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Current taxes:				
Income tax and social contribution payable	(2,953,003)	(1,896,375)	(6,047,788)	(3,637,975)
Deferred taxes:				
Constitution/realization in the period on temporary additions and exclusions	1,002,927	(1,432,141)	1,214,868	(1,103,835)
Use of opening balances of:				
Social contribution loss	(195,629)	(216,428)	(354,134)	(394,920)
Income tax loss	(240,287)	(280,526)	(439,718)	(501,706)
Addition on:				
Social contribution loss	33,633	(5,253)	68,595	74,593
Income tax loss	97,471	16,464	189,409	136,999
Total deferred tax expense	698,115	(1,917,884)	679,020	(1,788,869)
Income taxes	(2,254,888)	(3,814,259)	(5,368,768)	(5,426,844)

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

				R$ thousand
	Balance on 12/31/2021	Amount recorded	Amount realized	Balance on 06/30/2022
Provisions for credit losses	44,561,831	7,645,734	(4,097,762)	48,109,803
Provision for contingencies	10,409,560	528,821	(757,520)	10,180,861
Impairment of securities and investments	3,912,172	241,314	(1,564,902)	2,588,584
Adjustment to fair value of securities	353,503	2,153	(340,425)	15,231
Other	6,672,640	2,308,851	(1,543,920)	7,437,571
Total deductible taxes on temporary differences	65,909,706	10,726,873	(8,304,529)	68,332,050
Income tax and social contribution losses in Brazil and overseas	18,701,919	347,853	(793,852)	18,255,920
Subtotal	84,611,625	11,074,726	(9,098,381)	86,587,970
Adjustment to fair value of available-for-sale securities	1,935,615	2,713,877	(402,407)	4,247,085
Total deferred tax assets (1)	86,547,240	13,788,603	(9,500,788)	90,835,055
Deferred tax liabilities (1)	8,011,814	1,501,606	(574,403)	8,939,017
Net deferred taxes (1)	78,535,426	12,286,997	(8,926,385)	81,896,038

R$ thousand

	Balance on December 31, 2020	Amount recorded	Amount realized	Balance on 06/30/2022
Provisions for credit losses	45,750,275	3,809,008	(4,204,942)	45,354,341
Provision for contingencies	10,423,896	560,713	(590,713)	10,393,896
Impairment of securities and investments	3,750,503	335,240	(122,990)	3,962,753
Adjustment to fair value of securities	991,069	96,874	(136,219)	951,724
Other	6,570,827	997,358	(1,305,616)	6,262,569
Total deductible taxes on temporary differences	67,486,570	5,799,193	(6,360,480)	66,925,283
Income tax and social contribution losses in Brazil and overseas	18,609,868	211,592	(896,626)	17,924,834
Total deferred tax assets (1)	86,096,438	6,010,785	(7,257,106)	84,850,117
Deferred tax liabilities (1)	10,361,826	1,037,589	(3,270,433)	8,128,982
Net deferred taxes (1)	75,734,612	4,973,196	(3,986,673)	76,721,135

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, and were R$7,415,459 thousand in 2022 (R$7,803,779 thousand in 2021).

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

R$ thousand

	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2021	3,305,728	2,516,517	159,352	127,671	6,109,268
2022	10,671,971	8,439,829	243,516	198,380	19,553,696
2023	10,508,492	8,363,805	144,337	155,600	19,172,234
2024	9,289,944	7,398,727	96,838	122,780	16,908,289
2025	3,452,129	2,584,976	1,347,637	1,111,149	8,495,891
2026	372,514	278,224	2,045,325	1,627,961	4,324,024
2027	221,311	160,106	1,952,156	1,527,706	3,861,279
2028	57,872	37,943	2,044,492	1,612,023	3,752,330
2029	147,445	89,390	1,706,676	1,823,508	3,767,019
2030	276,435	158,692	17,499	191,314	643,940
Total	38,303,841	30,028,209	9,757,828	8,498,092	86,587,970

e) Deferred tax liabilities

R$ thousand

	Balance on December 31, 2021	Amount recorded	Realized/Decrease	Balance on June 30, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	478,974	(484,237)	1,818,901
Difference in depreciation	274,687	77,228	(3)	351,912
Judicial deposit	2,326,652	265,267	(72,300)	2,519,619
Other	3,586,311	680,137	(17,863)	4,248,585
Total deferred tax expense	8,011,814	1,501,606	(574,403)	8,939,017

R$ thousand

	Balance on December 31, 2020	Amount recorded	Realized/Decrease	Balance on June 30, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	390,961	(1,462)	1,279,774
Difference in depreciation	232,848	5,989	(8)	238,829
Judicial deposit	2,184,863	84,665	(48,134)	2,221,394
Other	2,662,219	152,522	(41,985)	2,772,756
Total deferred liabilities on temporary exclusions	5,970,205	634,137	(91,589)	6,512,753
Adjustment to fair value of available-for-sale securities	4,391,621	403,452	(3,178,844)	1,616,229
Total deferred tax expense	10,361,826	1,037,589	(3,270,433)	8,128,982

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

						R$ thousand
	On June 30, 2022			On December 31, 2021		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(4,885,564)	2,047,175	(2,838,389)	(15,789,132)	6,625,497	(9,163,635)
Exchange differences on translations of foreign operations	(99,258)	-	(99,258)	(19,107)	-	(19,107)
Other	33	(15)	18	134,236	(60,406)	73,830
Total	(4,984,789)	2,047,160	(2,937,629)	(15,674,003)	6,565,091	(9,108,912)

38) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses a variety of accounting information, which includes the proportional consolidation of associates and joint ventures. Accordingly, the information of the segments shown in the following tables was prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen which considers the specific procedures and other provisions of the Financial Institutions Accounting Plan and the total amounts. For the reconciliation of these balances with the international accounting standard in accordance with the pronouncements issued by the IASB, adjustments were made, the main ones being those referring to the expected losses of financial assets, business models, effective interest rate and business combination, as shown in the following tables in the "Settings" column.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A.U. (Buenos Aires), Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and BAC Florida Bank.

No income from transactions with a single customers or counterparty represented 10% of the Company's income in the periods of 2022 and 2021.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

On June 30, 2022 - R$ thousand

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	72,803,417	18,638,757	187,351	(474,850)	91,154,675	(380,436)	(769,139)	9,134,167	99,139,267
Expenses from financial intermediation (4)	(34,213,987)	(15,079,873)	(397)	474,850	(48,819,407)	193,223	2,022,809	(13,297,982)	(59,901,357)
Financial margin	38,589,430	3,558,884	186,954	-	42,335,268	(187,213)	1,253,670	(4,163,815)	39,237,910
Expected Credit Loss Associated with Credit Risk expense	(13,182,481)	-	-	-	(13,182,481)	43,142	-	4,933,491	(8,205,848)
Gross income from financial intermediation	25,406,949	3,558,884	186,954	-	29,152,787	(144,071)	1,253,670	769,676	31,032,062
Other income from insurance, pension plans and capitalization bonds	-	3,390,858	-	3,308	3,394,166	-	-	404,127	3,798,293
Fee and commission income and income from banking fees	16,565,367	842,419	437,734	(375,398)	17,470,122	(2,314,121)	(968,202)	(775,398)	13,412,401
Personnel expenses	(9,550,953)	(1,132,866)	(213,291)	1,715	(10,895,395)	349,406	-	118,372	(10,427,617)
Other administrative expenses (5)	(9,816,298)	(777,234)	(481,890)	637,131	(10,438,291)	561,099	(257,257)	(816,048)	(10,950,497)
Tax expenses	(3,494,116)	(568,373)	(55,910)	-	(4,118,399)	326,361	-	-	(3,792,038)
Share of profit (loss) of associates and jointly controlled entities	17,676	79,652	3,823	-	101,151	566,712	-	(47,283)	620,580
Other operating income / expenses	(4,490,698)	(314,631)	112,398	(266,756)	(4,959,687)	356,837	(28,211)	302,471	(4,328,590)
Operating profit/(loss)	14,637,927	5,078,709	(10,182)	-	19,706,454	(297,777)	-	(44,083)	19,364,594
Non-operating income/(expense)	439,391	37,923	75	-	477,389	4,866	-	-	482,255
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(4,420,331)	(1,709,371)	30,375	-	(6,099,327)	292,911	-	437,648	(5,368,768)
Net Income in June 30, 2022	10,656,987	3,407,261	20,268	-	14,084,516			393,565	14,478,081
Total assets	1,528,022,407	358,735,239	6,875,308	(135,853,299)	1,757,779,655	(9,374,200)	(36,027,922)	23,601,603	1,735,979,136
Investments in associates and joint ventures	67,008,931	2,742,558	980,311	(67,691,238)	3,040,562	4,855,934	-	(72,120)	7,824,376
Total liabilities	1,343,115,971	327,348,620	1,152,440	(68,162,061)	1,603,454,970	(9,374,200)	(36,027,922)	21,027,755	1,579,080,603

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models, and effective interest rates and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

On June 30, 2021 - R$ thousand

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	41,829,591	9,673,045	48,315	(55,647)	51,495,304	(284,172)	659,647	3,338,427	55,209,206
Expenses from financial intermediation (4)	(7,085,955)	(6,487,178)	(373)	80,497	(13,493,009)	40,743	459,210	(7,016,619)	(20,009,675)
Financial margin	**34,743,636**	**3,185,867**	**47,942**	**24,850**	**38,002,295**	**(243,429)**	**1,118,857**	**(3,678,192)**	**35,199,531**
Expected Credit Loss Associated with Credit Risk expense	(7,507,954)	-	-	-	(7,507,954)	49,679	-	2,710,322	(4,747,953)
Gross income from financial intermediation	**27,235,682**	**3,185,867**	**47,942**	**24,850**	**30,494,341**	**(193,750)**	**1,118,857**	**(967,870)**	**30,451,578**
Other income from insurance, pension plans and capitalization bonds	-	2,601,106	-	5,351	2,606,457	-	-	(161,783)	2,444,674
Fee and commission income and income from banking fees	15,349,491	888,404	353,996	(272,311)	16,319,580	(1,959,220)	(1,016,910)	(680,030)	12,663,420
Personnel expenses	(8,814,930)	(970,276)	(156,942)	30	(9,942,118)	310,383	-	87,512	(9,544,223)
Other administrative expenses (5)	(9,354,119)	(682,221)	(322,048)	530,423	(9,827,965)	664,183	(172,741)	(1,037,588)	(10,374,111)
Tax expenses	(3,280,306)	(507,802)	(52,577)	-	(3,840,685)	278,288	-	-	(3,562,397)
Share of profit (loss) of associates and jointly controlled entities	(626)	43,769	21,844	-	64,987	332,614	-	(2,041)	395,560
Other operating income / expenses	(6,099,005)	(896,564)	86,382	(288,343)	(7,197,530)	363,951	70,794	1,197,677	(5,565,108)
Operating profit/(loss)	**15,036,187**	**3,662,283**	**(21,403)**	**-**	**18,677,067**	**(203,551)**	**-**	**(1,564,123)**	**16,909,393**
Non-operating income/(expense)	(102,206)	14,545	9	-	(87,652)	10,616	-	-	(77,036)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,079,107)	(1,392,445)	9,199	-	(6,462,353)	192,935	-	842,574	(5,426,844)
Net Income in June 30, 2021	**9,854,874**	**2,284,383**	**(12,195)**	**-**	**12,127,062**	**-**	**-**	**(721,549)**	**11,405,513**
Total assets on 12/31/2021	**1,475,266,357**	**341,189,958**	**5,565,326**	**(149,268,569)**	**1,672,753,072**	**(9,273,298)**	**(27,652,735)**	**14,113,320**	**1,649,940,359**
Investments in affiliates and joint venture on 12/31/2021	**69,331,069**	**1,990,635**	**353,539**	**(69,800,598)**	**1,874,645**	**5,331,771**	**-**	**322,058**	**7,528,474**
Total liabilities on 12/31/2021	**1,297,933,629**	**304,962,593**	**1,211,357**	**(79,467,971)**	**1,524,639,608**	**(9,273,298)**	**(27,652,735)**	**14,083,000**	**1,501,796,575**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models and effective interest rate and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Icludes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Additionally, in compliance with the provisions of article 11 of CMN Resolution 4,818, we highlight, as shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB, the main ones being: (i) expected losses on financial assets; (ii) business models; (iii) effective interest rate; and (iv) business combination.

39) TRANSACTIONS WITH RELATED PARTIES

Related-party transactions (direct and indirect) are disclosed according to IAS 24, the Company has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Assets								
Loans and advances to banks	-	-	113,265	431,132	-	-	113,265	431,132
Securities and derivative financial instruments	159,845	113,137	254,503	246,293	-	-	414,348	359,430
Loans and other assets	14	11	1,103,734	127,391	318,939	186,714	1,422,687	314,116
Liabilities								
Customer and financial institution resources	4,616,240	3,449,443	626,888	739,151	941,343	296,736	6,184,471	4,485,330
Securities and subordinated debt securities	14,958,389	14,179,462	-	-	870,255	763,057	15,828,644	14,942,519
Derivative financial instruments	-	-	-	34,815	-	-	-	34,815
Other liabilities (4)	583,289	54,732	13,706,400	12,285,329	43,908	30,737	14,333,597	12,370,798

R$ thousand

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	Six months ended on June 30							
	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and expenses								
Net interest income	(643,851)	(217,172)	(1,410)	10,634	(59,592)	(14,380)	(704,853)	(220,918)
Income from services provided	87	97	62,465	45,465	19	103	62,571	45,665
Other expenses net of other operating revenues	34,890	31,096	(954,455)	(882,137)	(383,991)	(260,153)	(1,303,556)	(1,111,194)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 26;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity and dividends payable.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2022, the maximum amount of R$778,650 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$554,872 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB shares issued by BBD Participações S.A. and/or PN shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousand			
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Salaries	149,937	196,108	384,440	391,120
Total	149,937	196,108	384,440	391,120

Post-employment benefits

	R$ thousand			
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Defined contribution supplementary pension plans	122,569	103,582	243,782	204,338
Total	122,569	103,582	243,782	204,338

The Company has no long-term benefits or for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b) Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

Direct ownership	On June 30, 2022	On December 31, 2021
Common shares	0.34%	0.33%
Preferred shares	0.81%	0.80%
Total shares (1)	0.57%	0.57%

(1) On June 30, 2022, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.62% of common shares, 0.85% of preferred shares and 1.73% of all shares (on December 31, 2021 – 2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares).

40) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company's action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

- **First line**, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
- **Second line**, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
- **Third line**, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

---

[1] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution's Board of Executive Officers, with the terms of the RAS.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Capital, Liquidez, Rentabilidade, Crédito, Mercado, Operacional, Reputação, Modelo e Riscos Qualitativos.

Risk and Capital Management Structures

Risk and capital management structures also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in decision-making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

COGIRAC are supported by the following executive committees: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber Executive Committee and d) Risk Management, Actuarial Control and Compliance of Bradesco Seguros. In addition, it also is supported by the Products and Services Executive Committee and the executive committees in business areas, which, among other duties, suggest exposure thresholds for their respective risks and prepare mitigation plans to be submitted to COGIRAC and to the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company's risk management and occasionally propose improvements and challenge the Organization's risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

The Organization's Board of Directors has approved the information disclosed in this report regarding the description of the structure risk management and the structure capital management.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of specific events and circumstances on capital, on liquidity or on the value of a particular portfolio of the Company.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. The scenarios and results are discussed and approved by the Stress Testing Technical Commission - COTES, being validated by COGIRAC. Afterwards, they are submitted for assessment by the Risk Committee and deliberated by the Board of Directors, which beyond these scenarios and results of the stress tests, is the responsible for the approval of the program and for the directives to be followed.

40.1. Capital Management

The Organization manages capital involving the control and business areas, in accordance with the guidelines of the Executive Board and the Board of Directors and has a governance structure

composed of Commissions, Committees and the highest body is the Board of Directors.

The Controllership Department is responsible for complying with the determinations of the Central Bank of Brazil, relevant to capital management activities and for supporting the Senior Management with analyzes and projections of the availability and need for capital, identifying threats and opportunities that contribute to the planning sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company's strategic goals to support the risks inherent to its activities.

In this way, it adopts a forward-looking stance, of three years, when elaborating its capital plan, anticipating the need for capital, as well as establishing procedures and contingency actions to be considered in adverse scenarios, taking into account possible changes in the conditions of the regulatory, economic and business environment in which it operates.

To permanently ensure a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the company maintains periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to the market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Organization's capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company's regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation, such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio		R$ thousand
	Basel III	
	On June 30, 2022	On December 31, 2021
	Prudential	
Regulatory capital - values		
Common equity	115,824,783	119,106,689
Level I	129,635,599	130,565,269
Reference Equity - RE	152,503,995	150,236,230
Excess of resources invested in permanent assets	-	-
PR Highlight	-	-
Risk-weighted assets (RWA) - amounts		
Total RWA	974,638,970	953,325,685
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.9%	12.5%
Level 1 Index	13.3%	13.7%
Basel Ratio	15.6%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.00%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.00%
Excess Margin of Common Equity	3.88%	4.99%
Leverage Ratio (AR)		
Total exposure	1,591,967,226	1,530,418,615
AR	8.1%	8.5%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	183,156,468	177,885,181
Total net cash outflow	108,693,221	128,779,954
LCR	168.5%	138.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	846,808,729	803,600,023
Stable resources required (RSF)	707,599,686	686,072,267
NSFR	119.7%	117.1%

(1) Failure to comply with ACP rules causes restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2. Credit risk

Credit risk refers to the possibility of losses associated with the borrower's or counterparty's failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty's noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company continuously maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty's exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company's to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CTF – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management, the Company performs the calculation of economic capital for credit risk, in order to contemplate the portfolio of derivatives segragated by the counterpart both for the definition of the EAD (Exposure at Default) and the CVA (Credit Value Adjustment).

Also in this context, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty's risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWA_{CPAD}) has been updated following the Central Bank of Brazil's Circular No. 3,904/18.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure continuously reviews the internal processes, including the roles and responsibilities and it training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

The Company's strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,327 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers' compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company's economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior, this is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Company's credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;

- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that bring current the values overdue and whose internal ratings migrated to medium risk; and
- Re-categorization from stage 2 to stage 1: Financial assets that bring current the values overdue and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

				R$ thousand
	On June 30, 2022		On December 31, 2021	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets		-		-
Cash and balances with banks (Note 5)	121,881,238	-	108,601,632	-
Financial assets at fair value through profit or loss (Note 6)	310,940,888	-	336,560,965	-
Financial assets at fair value through other comprehensive income (Note 8) (1)	185,955,663	(306,091)	193,516,537	(393,685)
Loans and advances to banks (Note 10)	91,489,135	(63,566)	83,497,010	(70,194)
Loans and advances to customers (Note 11)	638,519,230	(45,484,167)	613,833,607	(40,800,985)
Securities at amortized cost (Note 9)	217,800,034	(3,365,847)	184,346,938	(5,527,663)
Other financial assets (Note 16)	74,521,871	-	64,411,451	-
Other financial instruments with credit risk exposure		-		-
Loan Commitments (Note 11 and 24)	319,140,601	(2,954,737)	310,337,059	(3,315,190)
Financial guarantees (Note 11 and 24)	90,550,458	(1,412,578)	83,467,093	(2,066,167)
Total risk exposure	**2,050,799,118**	**(53,586,986)**	**1,978,572,292**	**(52,173,884)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

		R$ thousand
	On June 30, 2022	On December 31, 2021
Largest borrower	0.9%	0.7%
10 largest borrowers	6.1%	6.0%
20 largest borrowers	9.2%	9.2%
50 largest borrowers	13.5%	14.0%
100 largest borrowers	17.0%	17.8%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

				R$ thousand
	On June 30, 2022	%	On December 31, 2021	%
Public sector	5,310,343	0.8	6,274,554	1.0
Oil, derivatives and aggregate activities	4,066,162	0.6	4,419,138	0.7
Production and distribution of electricity	1,223,951	0.2	1,306,448	0.2
Other industries	20,230	-	548,968	0.1
Private sector	633,208,887	99.2	607,559,053	99.0
Companies	291,004,527	45.6	287,216,857	46.8
Real estate and construction activities	24,851,424	3.9	23,708,445	3.9
Retail	43,381,680	6.8	42,151,968	6.9
Services	53,653,114	8.4	49,027,498	8.0
Transportation and concession	27,006,223	4.2	26,937,082	4.4
Automotive	13,339,151	2.1	12,660,961	2.1
Food products	15,384,345	2.4	17,426,747	2.8
Wholesale	21,474,676	3.4	22,341,759	3.6
Production and distribution of electricity	6,993,550	1.1	7,555,587	1.2
Siderurgy and metallurgy	8,526,913	1.3	9,398,330	1.5
Sugar and alcohol	8,700,538	1.4	7,213,887	1.2
Other industries	67,692,913	10.6	68,794,593	11.2
Individuals	342,204,360	53.6	320,342,196	52.2
Total portfolio	638,519,230	100.0	613,833,607	100.0
Impairment of loans and advances	(45,484,167)		(40,800,985)	
Total of net loans and advances to customers	593,035,063		573,032,622	

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is

remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

				R$ thousand
	On June 30, 2022		On December 31, 2021	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	296,314,870	123,462,406	293,491,411	113,682,742
Stage 1	260,785,845	113,199,448	255,289,107	100,979,275
Stage 2	14,190,077	5,288,293	14,119,637	5,262,230
Stage 3	21,338,948	4,974,665	24,082,667	7,441,237
Individuals	342,204,360	218,716,214	320,342,196	201,350,955
Stage 1	286,905,922	189,951,581	272,635,668	175,139,469
Stage 2	26,169,865	22,434,597	23,075,748	18,991,289
Stage 3	29,128,573	6,330,036	24,630,780	7,220,197
Total	638,519,230	342,178,620	613,833,607	315,033,697

(1) Of the total balance of loan operations, R$422,134,381 thousand (2021 – R$407,457,210 thousand) refers to operations without guarantees.

40.3. Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company's financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company's exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Company has specific rules to regulate the market risk management process, as follows:

- Classification of Operations;
- Reclassification of Operations;
- Trading of Public or Private Securities;
- Use of Derivatives; and
- Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the

Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business' characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all financial instruments held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

- Value at Risk (VaR);
- Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
- Income; and
- Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group's other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

- Variation of economic value due to the variation in the interest rate – ΔEVE (Economic Value of Equity); and
- Variation of the net revenue of interest due to the variation in the rate of interest – ΔNII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company's positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company's economists based on historical and prospective data for the risk factors in which the Company portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company's income, respectively, according to scenarios prepared by the Company's economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company's investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company's variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting mark-to-market models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Company's validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the fair value process are adopted by the Company:

- Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;
- Frequency: the formalized fair value criteria are applied on a daily basis;
- Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
- Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
- Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

On December 2014, the National Monetary Council published Resolution No. 4,389, which amended Resolution No. 4,277. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at fair value and guidelines for the application of prudential adjustments for such instruments. The Company aligned with these resolutions' guidelines, including applying due prudential adjustments required by the regulation.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco's Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

- control and classify the transactions, respecting the exposure and risk limits in effect;
- alter, modify or revert positions due to changes in the market and to operational strategies; and
- reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Cash flow Hedge

Bradesco maintain cash flow hedges. See more details in Note 7.

Standardized and "Continuous Use" Derivatives

Company's Treasury Department may use standardized (traded on an exchange) and "continuous use" (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as "continuous use" are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as "continuous use" or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors				R$ thousand
	On June 30, 2022		On December 31, 2021	
	Assets	Liabilities	Assets	Liabilities
Fixed rates	26,367,343	23,732,296	20,275,172	20,715,581
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	2,890,884	2,618,015	1,846,722	2,070,566
Exchange coupon	1,532,653	1,717,026	678,168	512,390
Foreign Currency	5,918,765	5,946,552	4,391,453	4,331,762
Equities	2,438,048	2,351,320	759,476	766,892
Sovereign/Eurobonds and Treasuries	7,481,492	6,081,643	7,510,094	4,163,177
Other	616,690	595,534	3,101,740	120,963
Total	47,245,874	43,042,387	38,562,825	32,681,331

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$ 11,053 thousand in the ended of the first half of 2022, with Sovereign/Eurobonds and Treasuries as the largest risk factor participation of the portfolio.

Risk factors	R$ thousand	
	On June 30, 2022	On December 31, 2021
Fixed rates	7,856	1,693
IGPM/IPCA	2,594	2,008
Exchange coupon	40	21
Foreign Currency	4,358	951
Sovereign/Eurobonds and Treasuries	10,320	3,049
Equities	3,186	450
Other	3,787	2,828
Correlation/diversification effect	(21,087)	(7,404)
VaR at the end of the year	**11,053**	**3,596**
Average VaR in the year	9,196	6,903
Minimum VaR in the year	5,314	3,404
Maximum VaR in the year	13,635	14,044

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand			
	On June 30, 2022		On December 31, 2021	
	VaR	Stressed	VaR	Stressed
Interest rate	32,017	42,485	10,088	17,594
Exchange rate	54,491	66,383	27,428	31,810
Commodity price (Commodities)	1,246	1,112	545	375
Equities	7,898	9,730	888	1,465
Correlation/diversification effect	(33,791)	(39,994)	(8,223)	(10,557)
VaR at the end of the year	**61,861**	**79,717**	**30,726**	**40,687**
Average VaR in the year	32,944	54,184	42,536	78,238
Minimum VaR in the year	18,629	36,427	16,387	27,433
Maximum VaR in the year	61,861	90,276	78,527	129,975

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare

[2] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

the one-day period VaR with the hypothetical P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, in the hypothetical and effective views, exceeded the respective VaR with a 99% confidence level three and two times in June, 2022 and, in March, 2022, the daily results corresponding to the last 250 business days exceed their VaR with a 99% confidence level three times.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects.

		R$ thousand
	On June 30, 2022	On December 31, 2021
At the end of the year	297,718	65,677
Average in the year	205,316	140,512
Minimum in the year	81,965	65,677
Maximum in the year	297,718	247,487

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2021, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

		Trading Portfolio (1) Scenarios					R$ thousand
		On June 30, 2022			On December 31, 2021		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(215)	(67,521)	(127,658)	(273)	(72,496)	(137,888)
Price indexes	Exposure subject to variations in price index coupon rates	(3,381)	(61,338)	(128,773)	(2,069)	(58,427)	(115,254)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(0)	(23)	(47)	(1)	(18)	(36)
Foreign currency	Exposure subject to exchange rate variations	167	4,168	8,336	(373)	(9,334)	(18,668)
Equities	Exposure subject to variation in stock prices	(505)	(12,626)	(25,251)	(47)	(1,177)	(2,355)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	3	2,064	2,607	(363)	(3,114)	(6,295)
Other	Exposure not classified in other definitions	(61)	(232)	(463)	(436)	(2,387)	(4,765)
Total excluding correlation of risk factors		(3,993)	(135,508)	(271,248)	(3,562)	(146,955)	(285,262)

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 334bps and 650bps (scenarios 2 and 3 respectively) in Jun/2022 (Dec/2021 - the values were approximately 287 bps and 560 bps in scenarios 2 and 3 respectively).

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		Trading and Banking Portfolios (1) Scenarios					R$ thousand
		On June 30, 2022			On December 31, 2021		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(6,651)	(2,768,958)	(5,611,112)	(13,603)	(3,642,541)	(7,039,005)
Price indexes	Exposure subject to variations in price index coupon rates	(18,159)	(1,911,651)	(3,471,173)	(26,327)	(3,142,601)	(5,586,279)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,228)	(116,384)	(225,818)	(1,488)	(70,758)	(138,972)
Foreign currency	Exposure subject to exchange rate variations	(9,251)	(231,277)	(462,554)	(5,539)	(138,469)	(276,938)
Equities	Exposure subject to variation in stock prices	(33,978)	(849,453)	(1,698,905)	(21,015)	(525,366)	(1,050,731)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(3,822)	(76,258)	(144,660)	(1,933)	(71,314)	(140,945)
Other	Exposure not classified in other definitions	(177)	(3,110)	(6,220)	(439)	(2,809)	(5,610)
Total excluding correlation of risk factors		(73,266)	(5,957,091)	(11,620,442)	(70,344)	(7,593,858)	(14,238,480)

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 336bps and 655bps (scenarios 2 and 3 respectively) in Jun/2022 (Dec/2021 - the values were approximately 280 bps and 570 bps in scenarios 2 and 3 respectively).

40.4. Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

- **Information on the Liquidity Coverage Ratio (LCR):** A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
- **Net Stable Funding Ratio (NSFR):** A measure of the sufficiency of structural funding to finance long-term assets in the balance sheet of the Company;
- Loss of deposits to different time horizons;
- Maps of concentration of funding in different visions (product, term and counterpart); and
- Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

- Diversification of funding as to the counterpart, product and term;
- Adoption of managerial limits of liquidity, in addition to those required by the regulator;
- Prior analysis of products which may affect the liquidity before their implementation; and
- Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

- Daily distribution of liquidity control instruments;
- Automatic intraday update of liquidity reports for the proper management of the Treasury Department;
- Preparation of reports with past and future movements, based on scenarios;
- Daily verification of compliance with the minimum liquidity level;
- Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and
- Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

							R$ thousand
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on June 30, 2022	Total on December 31, 2021
Deposits from banks	201,329,738	16,725,303	22,479,652	14,959,086	4,811,859	260,305,638	266,503,096
Deposits from customers	204,631,115	19,316,901	98,696,770	295,838,485	411,441	618,894,712	625,042,668
Securities issued	2,679,475	5,852,199	55,108,011	142,016,655	23,015,605	228,671,945	189,015,450
Subordinated debt	2,019	45,464	11,819,158	18,952,392	69,463,133	100,282,166	82,258,917
Other financial liabilities (1)	69,521,392	15,034,987	4,733,248	8,646,963	1,689,008	99,625,598	86,407,304
Total liabilities on June 30, 2022	478,163,739	56,974,854	192,836,839	480,413,581	99,391,046	1,307,780,059	
Total liabilities on December 31, 2021	486,910,254	82,535,609	165,622,679	456,861,983	57,296,910		1,249,227,435

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

							R$ thousand
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on June 30, 2022	Total on December 31, 2021
Differential of swaps payable	329,110	277,581	1,006,389	4,530,358	685,763	6,829,201	9,630,031
Non-deliverable forwards	6,640,227	227,046	454,819	174,654	-	7,496,746	1,248,172
• Purchased	4,034,203	132,024	308,152	169,143	-	4,643,522	902,356
• Sold	2,606,024	95,022	146,667	5,511	-	2,853,224	345,816
Premiums of options	373,551	58,255	72,997	356,574	272,466	1,133,843	1,092,043
Other	1,129,272	223,011	423,852	146,160	-	1,922,295	765,400
Total of derivative liabilities on June 30, 2022	8,472,160	785,893	1,958,057	5,207,746	958,229	17,382,085	
Total of derivative liabilities on December 31, 2021	4,497,658	244,405	1,323,317	4,841,322	1,828,944		12,735,646

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Company segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

R$ thousand

	Current			Non-current			Total on June 30, 2022	Total on December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity		
Assets								
Cash and balances with banks	121,881,238	-	-	-	-	-	121,881,238	108,601,632
Financial assets at fair value through profit or loss	17,070,742	22,219,298	33,616,950	152,888,961	65,583,050	19,561,887	310,940,888	336,560,965
Financial assets at fair value through other comprehensive income	1,510,473	7,531,919	17,896,025	121,941,438	28,177,852	8,897,956	185,955,663	193,516,537
Loans and advances to customers, net of impairment	78,141,553	141,579,855	87,841,704	216,832,050	68,639,901	-	593,035,063	573,032,622
Loans and advances to banks, net of impairment	73,975,711	12,906,770	1,872,999	2,670,089	-	-	91,425,569	83,426,816
Securities, net of provision for losses	9,473,775	4,560,947	10,690,534	112,385,181	77,323,750	-	214,434,187	178,819,275
Other financial assets (1)	61,501,855	782,256	257,801	7,204,613	4,775,346	-	74,521,871	64,411,451
Total financial assets on June 30, 2022	363,555,347	189,581,045	152,176,013	613,922,332	244,499,899	28,459,843	1,592,194,479	
Total financial assets on December 31, 2021	360,610,269	181,619,226	145,785,472	555,528,931	267,641,015	27,184,385		1,538,369,298
Liabilities								
Financial liabilities at amortized cost							-	
Deposits from banks	210,725,302	20,970,363	24,906,071	13,085,155	3,411,495	-	273,098,386	279,009,280
Deposits from customers (2)	216,249,761	36,619,396	73,016,096	238,673,643	265,079	-	564,823,975	569,726,250
Securities issued	3,453,828	13,717,486	44,800,228	114,139,477	15,000,644	-	191,111,663	166,228,542
Subordinated debt	2,018	5,823,381	5,057,848	19,359,729	9,741,910	13,810,816	53,795,702	54,451,077
Other financial liabilities (3)	69,521,392	15,034,987	4,733,248	8,646,963	1,689,008	-	99,625,598	86,407,304
Financial liabilities at fair value through profit or loss	11,706,947	996,228	725,398	4,749,508	735,681	-	18,913,762	14,265,283
Other financial instruments with credit risk exposure							-	
Loan Commitments	-	-	-	2,954,737	-	-	2,954,737	3,315,190
Financial guarantees	-	-	-	1,412,578	-	-	1,412,578	2,066,167
Insurance technical provisions and pension plans (2)	247,535,126	-	-	53,004,337	-	-	300,539,463	286,386,634
Total financial liabilities on June 30, 2022	759,194,374	93,161,841	153,238,889	456,026,127	30,843,817	13,810,816	1,506,275,864	
Total financial liabilities on December 31, 2021	752,023,798	142,003,036	102,840,129	432,699,909	20,830,275	11,458,580		1,461,855,727

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

				R$ thousand
	Current	Non-current	Total on June 30, 2022	Total on December 31, 2021
Assets				
Total financial assets	705,312,405	886,882,074	1,592,194,479	1,538,369,298
Non-current assets held for sale	1,207,262	-	1,207,262	1,196,272
Investments in associated companies	-	7,824,376	7,824,376	7,557,566
Premises and equipment, net	-	12,685,417	12,685,417	13,513,105
Intangible assets and goodwill, net	-	16,424,674	16,424,674	14,911,007
Taxes to be offset	5,422,937	7,770,397	13,193,334	13,286,829
Deferred income tax liabilities	15,792,092	67,627,504	83,419,596	78,743,461
Other assets	6,901,093	2,094,925	8,996,018	7,994,655
Total non-financial assets	29,323,384	114,427,293	143,750,677	137,202,895
Total assets on June 30, 2022	734,635,789	1,001,309,367	1,735,945,156	1,675,572,193
Total assets on December 31, 2021	701,067,237	974,504,956		1,675,572,193
Liabilities				
Total financial liabilities	1,005,595,104	500,680,760	1,506,275,864	1,461,855,727
Other reserves	5,033,735	19,765,444	24,799,179	25,536,619
Current income tax liabilities	2,615,206	-	2,615,206	2,059,223
Deferred income tax liabilities	-	1,523,558	1,523,558	208,035
Other liabilities	41,987,639	1,879,157	43,866,796	35,683,882
Total non-financial liabilities	49,636,580	23,168,159	72,804,739	63,487,759
Total equity	-	156,864,553	156,864,553	150,228,707
Total equity and liabilities on June 30, 2022	1,055,231,684	680,713,472	1,735,945,156	
Total equity and liabilities on December 31, 2021	1,037,472,691	638,099,502		1,675,572,193

40.5. Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

- Level 1

  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

  Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

  Valuation uses unobservable inputs that are supported by little or no market activity and that are

significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the spreads of credit that vary between 2% and 8%.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand			
	On June 30, 2022			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	240,887,210	44,943,002	1,157,654	286,987,866
Brazilian government securities	209,303,290	5,698,816	2	215,002,108
Corporate debt and marketable equity securities	17,769,599	7,541,416	1,156,278	26,467,293
Bank debt securities	1,316,852	31,702,770	-	33,019,622
Mutual funds	11,634,460	-	1,374	11,635,834
Foreign governments securities	661,583	-	-	661,583
Brazilian sovereign bonds	201,426	-	-	201,426
Derivatives	(1,478,681)	7,164,152	(646,211)	5,039,260
Derivative financial instruments (assets)	8,154,065	15,688,318	110,639	23,953,022
Derivative financial instruments (liabilities)	(9,632,746)	(8,524,166)	(756,850)	(18,913,762)
Financial assets at fair value through other comprehensive income	179,052,872	5,566,570	1,336,221	185,955,663
Brazilian government securities	149,734,551	-	23,566	149,758,117
Corporate debt securities	1,103,353	3,561,707	431,460	5,096,520
Bank debt securities	4,947,737	501,360	-	5,449,097
Brazilian sovereign bonds	9,159,355	-	-	9,159,355
Foreign governments securities	7,594,618	-	-	7,594,618
Mutual funds	2,537,409	-	1,026	2,538,435
Marketable equity securities and other stocks	3,975,849	1,503,503	880,169	6,359,521
Total	418,461,401	57,673,724	1,847,664	477,982,789

	R$ thousand			
	On December 31, 2021			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	282,270,032	31,627,903	478,305	314,376,240
Brazilian government securities	252,536,563	6,487,867	2	259,024,432
Corporate debt and marketable equity securities	17,359,614	5,930,123	476,929	23,766,666
Bank debt securities	1,411,890	19,209,913	-	20,621,803
Mutual funds	9,965,220	-	1,374	9,966,594
Foreign governments securities	689,293	-	-	689,293
Brazilian sovereign bonds	307,452	-	-	307,452
Derivatives	(220,868)	8,491,757	(351,447)	7,919,442
Derivative financial instruments (assets)	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Financial assets at fair value through other comprehensive income	185,980,783	6,119,925	1,415,829	193,516,537
Brazilian government securities	155,835,878	13,225	25,784	155,874,887
Corporate debt securities	1,523,253	4,069,087	543,011	6,135,351
Bank debt securities	5,603,539	534,110	-	6,137,649
Brazilian sovereign bonds	8,885,505	-	-	8,885,505
Foreign governments securities	6,659,985	-	-	6,659,985
Mutual funds	2,126,928	-	1,026	2,127,954
Marketable equity securities and other stocks	5,345,695	1,503,503	846,008	7,695,206
Total	468,029,947	46,239,585	1,542,687	515,812,219

Derivative Assets and Liabilities

The Company's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2020	319,434	256,103	19,295	(246,472)	348,360
Included in the result	93,762	6,055	-	-	99,817
Included in other comprehensive income	-	10,927	-	-	10,927
Acquisitions	105	-	60,159	(579,384)	(519,120)
Write-offs	(9,895)	(23,094)	-	-	(32,989)
On June 30, 2021	403,406	249,991	79,454	(825,856)	(93,005)
On December 31, 2021	478,305	1,415,829	179,504	(530,951)	1,542,687
Included in the result	576,449	(24,844)	-	-	551,605
Included in other comprehensive income	-	30,499	-	-	30,499
Acquisitions	157,044	119,824	-	(225,899)	50,969
Write-offs	(54,144)	(114,143)	(68,865)	-	(237,152)
Transfer to other levels (1)	-	(90,944)	-	-	(90,944)
On June 30, 2022	1,157,654	1,336,221	110,639	(756,850)	1,847,664

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

			R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Interest and similar income	5,047	6,395	11,442
Net trading gains/(losses) realized and unrealized	88,715	10,587	99,302
Total on June 30, 2021	93,762	16,982	110,744
Interest and similar income	10,650	(24,869)	(14,219)
Net trading gains/(losses) realized and unrealized	565,799	30,524	596,323
Total on June 30, 2022	576,449	5,655	582,104

Sensitivity analysis for financial assets classified as Level 3

						R$ thousand
	On June 30, 2022					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	(0)	(29)	(55)	(6)	(1,546)	(2,883)
Price indexes	(1)	(188)	(369)	(96)	(13,317)	(24,755)
Exchange coupon	-	-	-	(7)	(666)	(1,300)
Foreign currency	-	-	-	181	4,535	9,070
Equities	6,210	155,246	310,492	5,281	132,018	264,037

						R$ thousand
	On December 31, 2021					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	(31)	(60)	(6)	(1,397)	(2,503)
Price indexes	(16)	(2,015)	(3,898)	-	-	-
Equities	(1,652)	(41,311)	(82,622)	(4,653)	(116,323)	(232,647)

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand				
	On June 30, 2022				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets					
Loans and advances					
· Financial Institutions	-	91,449,835	-	91,449,835	91,425,569
· Customers	-	-	623,527,152	623,527,152	638,519,230
Securities at amortized cost	110,942,323	89,320,584	15,351,030	215,613,937	217,800,034
Financial liabilities					
Deposits from banks	-	-	272,266,898	272,266,898	273,098,386
Deposits from customers	-	-	566,014,769	566,014,769	564,823,975
Securities issued	-	-	189,601,381	189,601,381	191,111,663
Subordinated debt	-	-	55,221,867	55,221,867	53,795,702

	R$ thousand				
	On December 31, 2021				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets					
Loans and advances					
· Financial Institutions	-	83,440,721	-	83,440,721	83,426,816
· Customers	-	-	607,725,289	607,725,289	613,833,607
Securities at amortized cost	88,656,980	80,968,974	10,450,308	180,076,262	184,346,938
Financial liabilities					
Deposits from banks	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	55,756,684	55,756,684	54,451,077

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 9 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

40.6. Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company's expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company's estimates.

Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows that the Organization does not have to deal with claims events.In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated. In addition, the Board of Risk Management, Internal Controls and Compliance, Privacy and Data Management, an integral part of the framework of risk management, have as one of their main tasks, the structuring of internal models for underwriting risk and the calculation of regulatory capital for these businesses, and to certify the technical provisions, in addition to evaluating the impact of new products in the risk capital of the Company.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Company must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR) or the Provision for Events/Claims Occurred and Not Reported (PEONA) in the case of health insurance. The estimated cost of claims includes direct expenses to be incurred when settling them.
In this way, giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different from the original technical provision.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company's product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with property insurance

The risks associated with property insurance include, among others:

- Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
- Unpredictable claims arising from an isolated risk;
- Inaccurate pricing or inadequate underwriting of risks;
- Inadequate reinsurance policies or risk transfer techniques; and
- Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main property insurance business lines are summarized as follows:

- Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
- Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

The main risks associated with Life insurance and Private Pension Plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and private pension plans include:

- Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
- Policyholder's behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;
- Group Life-insurance risk results from exposure to mortality and morbidity rates and to

operational experience worse than expected on factors such as persistence levels and administrative expenses; and
- Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

- Variations in cause, frequency and severity of indemnities of claims compared to expectations;
- Unforeseen claims resulting from isolated risk;
- Incorrect pricing or inadequate subscription of risks; and
- Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Risk management of property insurance, life and pension insurance and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Techinacal Superintendent of Actuary and Statistics. The Technical Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life and pension insurance and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company's historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life and pension insurance, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Risk Concentration

The Company operates throughout the national territory, so that potential exposures to risk concentration are monitored through management reports where the results of contracts sold within the scope of the business by branch atuation are observed. The table below shows the

concentration of risks, based on the amounts of premiums written net of reinsurance, cancellations and social security contributions:

Segments	R$ thousand	
	On June 30, 2022	On June 30, 2021
Non-Life	3,751,067	2,905,243
Life	5,440,384	4,657,505
Health (Health and Dental)	13,339,880	12,320,878
Pension plans	16,574,518	13,706,961

Sensitivity test

The objective of the sensitivity test is to measure the impact on the result and shareholders' equity of the Company, if isolated reasonably possible changes occur, in assumptions inherent to their operations that might be affected due to the process of risk underwriting and that are considered relevant to the balance sheet date.

As risk factors, the following significant assumptions were identified:

- Risk-free interest rate – represents the minimum level of return expected by the Company of pension products. The test evaluated the impact of a reduction in the curve of the related interest free of risk;
- Longevity (Improvement) – represents the life expectancy of an individual, based on the year of their birth, current age and other demographic factors, including sex. The test evaluated the impact of an increase on the estimate of improvement in life expectancy for annuity contracts;
- Conversion into income – The test evaluated the impact of an increase on the rate of conversion of pension products into income for annuity contracts; and
- Claims ratio – is the main indicator of insurance contracts and is equivalent to the ratio between expenses and income that the Company received by contract. The test evaluated the impact of an increase on the claims ratio.

Results of sensitivity testing

The sensitivity test for insurance for people, life insurance with survivor protection, individual life insurance was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below:

The table below shows the result of the sensitivity test of life insurance with survivor protection, pension and individual life insurance, considering variations in assumptions:

	R$ thousand		
	On June 30, 2022		
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0,2%	+ 5 p.p.
Total	(209,650)	(65,070)	(29,937)

The table below shows the result of the sensitivity test for personal insurance, except individual life, considering variations in assumptions:

	R$ thousand	
	On June 30, 2022	
	Interest rate	Longevity (improvement)
Percentage adjustment to each assumption:	Variation of -5%	0,2%
Total	(14,216)	10,203

For Non-Life, life (except individual Life) and Health insurance, including dental, the table below shows the result if there was an increase in the loss ratio by 1 percentage point in the last six months of the calculation base date:

Segments	R$ thousand			
	Gross of reinsurance		Net of reinsurance	
	On June 30, 2022	On June 30, 2021	On June 30, 2022	On June 30, 2021
Non-Life	(19,869)	(17,043)	(19,754)	(16,968)
Life	(15,455)	(13,911)	(15,382)	(13,858)
Health (Health and Dental)	(80,039)	(73,925)	(80,039)	(73,925)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company's financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management's view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible incurrence of losses in value of financial assets and reinsurance assets, as a consequence of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Company.

This risk may materialize in different ways, among others.

- Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
- Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
- Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders' equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor's and Moody's. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing all the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk.

The Bradesco Company's policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

40.7. Operational risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or resulting from fraud or external events, including legal risk and excluding risks arising from strategic and image decisions. of the Organization.

Operational Risk Management Process

The Organization approaches operational risk management in a process of continuous improvement, aiming to accompany the dynamic evolution of the business and minimize the existence of gaps that may compromise the quality of this management.

The entire Corporate Governance process for operational risk management is monitored quarterly by the executive committees of Grupo Bradesco Seguros and Banco Bradesco, each with its own specificity, having, among others, the following attributions:

- Periodic assessment of operational risks faced and the adequacy of controls and procedures to address the identified risks and their mitigation;
- Development of the Operating Loss Database (BDPO) to report operating losses and corrective actions;
- Training and dissemination of the culture of internal controls;
- Ensuring compliance with the Organization's operational risk management and business continuity policies;
- Ensuring the effectiveness of the Organization's operational risk management and business continuity process;
- Approve and review the definitions and criteria, mathematical and statistical modeling and calculations referring to the amount of capital allocation;
- Evaluate and submit for validation by the Executive Risk Management Committee, reporting to the specific committees, the policy, structure, roles, procedures and responsibilities of the dependencies involved in the process, as well as the reviews performed annually; and
- Ethical standards.

Within this scenario, the Organization has mechanisms for evaluating its Internal Control system to provide reasonable assurance regarding the achievement of its objectives in order to avoid the possibility of loss caused by non-compliance, violation or non-compliance with internal rules and instructions. The internal control environment also contributes to operational risk management, in which the risk map is regularly updated based on self-assessments of risks and controls.

41) SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsored three pension plans for its employees, who were: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund. According to PREVIC Ordinance numbers 548, 549 and 550, respectively, the withdrawal of sponsorship from the referred plans was authorized.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses related to contributions in the first half of 2022 were R$546,207 thousand (2021 – R$478,031 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including Health insurance, Dental Care, Life and Personal Accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in the first half of 2022, R$2,510,171 thousand (2021 – R$2,283,588 thousand).

42) OTHER INFORMATION

1. The recent conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

   Bradesco's Management has been following up and monitoring the situation and, to date, no relevant direct impacts have been identified.

2. On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the foreign exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of 100%, from the fiscal year of 2022.

3. On February 25, 2022, Bradesco communicated to its shareholders, customers and the market in general that, through its subsidiary, Bradescard Elo Participações S.A. (Bradescard Elo), concluded the acquisition of 49.99% of the share capital of Banco Digio. For the acquisition, Bradescard Elo paid the amount of R$645 million, indirectly holding 100% of Digio's capital stock. This acquisition reinforces Bradesco Organization's strategy of expanding the offer of financial services through digital platforms.

   Bradesco obtained approval for the acquisition of Digio by CADE (Administrative Defense Council) on 11/24/21 and by BACEN (Banco Central do Brasil) on 02/04/22.

   Bradesco paid R$645,060 thousand for this acquisition, initially determining a goodwill of R$376,258 thousand. A specialized and independent company was hired to prepare the purchase price allocation study ("PPA"), establishing the initial allocation of the fair value of the assets acquired and liabilities assumed by Digio, as well as the measurement of the fair value of the interest held prior to the date of such acquisition. The final allocation may undergo changes and improvements until the completion of the study, which is estimated to take up to 12 months from the date of the respective acquisition.

   Therefore, we show below the assets and liabilities consolidated by Bradesco:

	R$ thousand
	On February 25, 2022
Assets	
Cash and due from banks	41,614
Financial instruments	3,420,257
Expected credit loss associated with credit risk	(337,216)
Deferred income tax assets	398,493
Premises and equipment	2,043
Intangible assets	259,928
Depreciation and amortization	(22,677)
Other assets	363,787
Total assets	**4,126,229**

	R$ thousand
	On February 25, 2022
Liabilities	
Deposits and other financial liabilities	3,268,274
Provisions	34,702
Deferred income tax liabilities	32,587
Other liabilities	176,124
Total liabilities	**3,511,687**
Shareholders' equity (1)	**614,542**
Total liabilities and Shareholders' equity	**4,126,229**

(1) Balance eliminated with investment.

4. On January 18, 2022, Bradesco announced to the market the issuance of its first Sustainable Bond linked to socioenvironmental criteria in total amount of US$500 million (approximately R$ 2,863 million as indicated in Year end Financials), the Bond is a sustainable international senior debt issue with a maturity of 60 months and a coupon of 4.375% p.a.

5. As of January 1, 2022, pursuant to CMN Resolution No. 4,818/20, we started to adopt the international accounting standard (IFRS) in the preparation and disclosure of the Interim Consolidated Financial Statements.

6. On April 28, 2022, Provisional Measure No. 1,115 ("MP") was published, which increased the rate of the Social Contribution on Net Income - CSLL of the financial, insurance and cooperatives sectors by one percentage point, during the period of August 1, 2022 to December 31, 2022, however the impacts will not be material in the organization's financial statements.

7. On July 6, 2022, Provisional Measure No. 1,128 ("MP") was published, which changes the criteria for tax recognition of losses on credit operations in the financial sector, which will take effect from January 1, 2025 Bradesco will await the conversion of the MP into Law for a more in-depth and conclusive analysis, since possible amendments to the MP may be proposed.

Independent Auditors' Report on condensed interim consolidated financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the condensed interim consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the condensed consolidated statement of financial position as of June 30, 2022, and the respective condensed consolidated statements of income and comprehensive income for the three and six-month period then ended, changes in shareholders' equity and cash flows for the six-month period then ended and selected notes.

In our opinion, the accompanying condensed interim consolidated financial statements present fairly, in all material respects in accordance with the international accounting standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the *"Auditor's Responsibilities for the Audit of the Consolidated Financial Statements"* section of our report. We are independent of Bradesco and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant´s Professional Ethics Code and the professional standards issued by the Brazilian Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the condensed interim consolidated financial statements of the current period. These matters were treated in the context of our audit of the condensed interim consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters.

Assessment of the allowance for expected credit losses

As discussed in notes 8, 9, 10, 11, 40 and 40.2, to the consolidated financial statements, Bradesco has R$ 53,586,986 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of June 30, 2022. Bradesco recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, and a 12-month ECL for all other contracts. Bradesco calculates ECL either on a group basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a group basis Bradesco segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as estimates of the impact of projections of future economic conditions.

We identified the assessment of the ECL as a key audit matter. The estimation of ECL involved significant measurement uncertainty, primarily as a result of the complexity of the models and the quantity and subjectivity of the assumptions. These included: the overall ECL methodology, inclusive of the methodologies and assumptions used to estimate the PDs, EADs and LGDs; the future macroeconomic scenarios; the identification of a SICR (stage 2) and exposures that are credit impaired (stage 3); and, for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the process for calculating the ECL. This included controls related to: (i) the development and approval of the ECL

methodology; (ii) the determination of the methodologies and assumptions used to estimate PD, EAD, LGD and the future macroeconomic scenarios; (iii) the validation of models used to calculate the ECL.

- We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) assessing Bradesco's ECL methodology for compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); (ii) testing the accuracy of Bradesco's PDs, EADs and LGDs using Bradesco's historical data and defined methodologies; (iii) analyzing whether the contracts are segmented by shared credit risk characteristics for the estimation of PD by observing historical correlation; and (iv) evaluating the relevance of the macroeconomic variables considered in the future scenarios by analyses of regression and historical correlation.

- We compared the consider indices projected by Bradesco in the future macroeconomic scenarios with independent third-party projections. Recalculate the amount of expected credit loss, based on the PDs, LGDs and EADs. For a selection of contracts, we evaluated the ECL calculated on an individual basis, including the assessment of expected cash flows and related collateral. For a sample of contracts, we assessed the adherence to internal policies in the identification of SICR and the classification of financial instruments in stages 2 and 3.

Based on the evidence obtained through the procedures summarized above, we consider the ECL to be adequate in the context of the consolidated financial statements taken as a whole, for the period ended June 30, 2022.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor lawsuits
As discussed in note 22, to the consolidated financial statements, Bradesco is a defendant in tax, civil and labor lawsuits for which it has provisions of R$ 8,117,708 thousand, R$ 8,744,503 thousand and R$ 6.539.303 thousand, respectively.

The provisions for tax lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and economic damages arising from Bradesco's actions in the course of providing banking products and services, insertion of information about debtors in the credit restrictions register, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, Bradesco applies judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco uses a model that considers, assessment in groups of the lawsuits entry date (before or after the labor reform), the average amount of Payments in the last 12 months and inflation adjustment to calculate the average loss for each group of lawsuits.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits and for labor lawsuits as a key audit matter. The evaluation required challenging auditor judgment due to the subjective nature of the estimates, judgments and assumptions made by Bradesco. In the case of the tax and civil lawsuits, those estimates, judgments and assumptions related to estimating the likelihood of loss and the amount of any such loss, and, in the case of labor lawsuits, they related to the segregations used in the model and the historical observation period.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax, civil and labor lawsuits. This included controls related to: (i) the assessment of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) the development and approval of the models and assumptions used to measure the provision for labor liabilities.

- We obtained and read the letters received directly from Bradesco's external legal advisors for certain tax lawsuits, and the documentation prepared by the internal legal advisors for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by Bradesco, and considered historical data and information related to the lawsuits in question as well as to other similar lawsuits in order to evaluate the provisions and disclosures made in relation to these matters.

- For the labor lawsuits, we: (i) evaluated the length of the historical observation period used by Bradesco by comparing it to the results of using alternative periods; (ii) tested the accuracy of the segregations used in the

model; and (iii) review of management´s assumptions. For civil and labor lawsuits, we tested the sufficiency of the provision by comparing actual disbursement in the period to the amounts provided for at the previous period end and obtaining an understand of the reason for deviation

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for the period ended on June 30, 2022.

Assessment of the recoverability of deferred tax assets
As discussed in note 37c to the consolidated financial statements Bradesco has R$ 90,835,055 thousand of deferred tax assets as of June 30, 2022. Bradesco recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the carry-forward losses can be utilized.

Bradesco's estimates of future taxable profits are based on its business plans and budgets which require Bradesco to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We identified the assessment of the recoverability of deferred tax assets as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits.

- We involved corporate finance professionals with specialized skills and knowledge, who assisted in assessing the assumptions, including growth rates of the principal lines of business, interest rates and foreign exchange rates underlying Bradesco's estimate of future taxable profits. We evaluated Bradesco's ability to accurately project taxable profits by comparing the estimated taxable profits for the period ended June 30, 2022 made in the prior periods with actual taxable profits in 2022.

- In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of recoverability of deferred tax assets to be adequate in the context of the consolidated financial statements taken as a whole for the period ended on June 30, 2022.

Evaluation of the impairment testing of goodwill and intangible assets
As discussed in note 15 to the consolidated financial statements Bradesco has goodwill of R$ 6,520,247 thousand and other intangible assets with finite useful lives of R$ 2,733,228 thousand. Bradesco performs impairment tests for goodwill at least annually and, for other intangible assets with finite useful lives, whenever there is objective evidence of impairment. As part of the impairment test of these assets, Bradesco estimates recoverable amounts of the relevant Cash Generating Units based on the present value of future cash flows. In order to estimate future cash flows Bradesco estimates the growth rates for different businesses, income streams and expenses based on its business plans and budgets which, in turn, are based on a series of business and economic assumptions.

We identified the evaluation of the impairment testing of goodwill and intangible assets as a key audit matter. There is a high degree of subjectivity in determining the significant assumptions, including the growth rates for different businesses, revenues and expenses, and the discount rates used.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls over the impairment testing of intangible assets, including controls related to:
  (i) the development, review and approval of the growth rates and discount rates used to determine the present value of future cash flows; and (ii) the independent review of the calculation methodology to perform the impairment test.

- We involved corporate finance professionals with specialized skills and knowledge who assisted in: (i) evaluating the growth rates used for different businesses, revenues and expenses by comparing them to information obtained from internal and external sources; (ii) evaluating the discount rates used in the impairment tests by comparing them to ranges of discount rates that were developed independently using publicly available market data for comparable entities; (iii) assessing Bradesco's ability to project cash flows by comparing the prior period's projections for the period ended June 30, 2022, with actual cash flows in this period; and (iv) testing the mathematical accuracy of certain steps of the present value calculations.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets to be adequate in the context of the consolidated financial statements taken as a whole for the period ended on June 30, 2022.

Evaluation of the measurement of insurance and pension plan technical provisions
As discussed in note 21 to the consolidated financial statements, Bradesco has R$ 300,539,463 thousand of technical provisions related to insurance contracts and pension plans.

To measure certain technical provisions and to perform the liability adequacy tests, Bradesco uses actuarial techniques and methods that require judgment to determine methodologies and define assumptions including expected claim amounts, longevity, persistence, inflation of medical costs and discount rates.

We identified the evaluation of the performance of the liability adequacy test and the measurement of certain insurance contracts and pension plans technical provisions as a key audit matter. The assumptions used in their measurement are subjective and minor adjustments to certain assumptions can result in significant changes in the measurement of these liabilities. Subjective auditor judgment and specialized actuarial skills and knowledge was required to assess the assumptions as well as the actuarial methodologies used.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of the liability adequacy test and the measurement of certain technical provisions. This included controls related to: (i) the development and approval of actuarial methodologies and assumptions in respect of expected claim amounts, longevity, persistence, inflation of medical costs and discount rates; and (ii) the review and approval of the final calculations of certain technical provisions.

- We involved actuarial professionals with specialized skills and knowledge who assisted in:

(i) evaluating the methodologies used in the measurement of certain technical provisions and the liability adequacy test by comparing them to market practice.
(ii) assessing the assumptions related to expected claim amounts, longevity, persistence, inflation of medical costs and discount rates, used in the measurement of the liability adequacy test and certain technical provisions by comparing them with publicly available information and with Bradesco's historical experience.
(iii) testing, through the use of a specialized software tool, the accuracy of certain technical provisions based on Bradesco's historical data, assumptions and methodologies.
(iv) developing, through the use of a specialized software tool, an independent estimate of certain technical provisions, by using generally accepted actuarial techniques and independently sourced assumptions, and
(v) assessing Bradesco's ability to accurately project claims by comparing historical estimates with subsequent payments made.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the liability adequacy test and the technical provisions for insurance and pension plans to be adequate in the context of the consolidated financial statements taken as a whole for the period ended on June 30, 2022.

Application controls and general information technology controls

Bradesco's technology environment has processes for managing access and changes in systems and applications, for developing new programs, besides automated controls and/or manual controls in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to ensure the integrity of financial information and accounting records.

We consider this area as significant for our audit due to Bradesco's high dependence on its technology systems, the high volume of transactions processed daily, and the importance of access controls and change management in its systems and applications to plan the nature, timing and extent of our audit procedures.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

- With the assistance of our information technology professionals with experience and knowledge in the sector, we performed the following procedures:

(i) We tested the design and operational effectiveness, as well as compensatory controls of certain key access controls, such as authorizing new users, revoking disconnected users and reviewing active users.

(ii) We carry out tests, based on sampling, since we plan to rely on specific information, on information extracted from certain systems, considered relevant for the purposes of preparing the consolidated financial statements.

(iii) In areas where, in our judgment, there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and controls on developments and changes in systems and applications.

(iv) When we identify key internal controls for the financial reporting process and other relevant processes that are automated or with any component dependent on systems and applications, we test the design and operational effectiveness of these controls.

The evidence obtained through the procedures summarized above allowed us to consider application controls and general information technology controls to plan the nature, timing and extent of our audit procedures in the context of the consolidated financial statements taken as whole for the period ended on June 30, 2022.

Responsibilities of management and those in charge with governance for the condensed interim consolidated financial statements

Management is responsible for the preparation and fair presentation of the condensed interim consolidated financial statements in accordance with the international accounting standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB), and internal controls as management determines is necessary to enable the preparation of condensed interim consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the condensed interim consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor's responsibilities for the audit of the condensed interim consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the condensed interim consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit

conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these condensed interim consolidated financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the condensed interim consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.
- obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.
- evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.
- conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the condensed interim consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.
- obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the condensed interim consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the condensed interim consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, August 4th, 2022

KPMG Auditores Independentes Ltda
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco Conglomerate Audit Committee's Report on financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the Consolidated Financial Statements of Banco Bradesco S.A. of June 30, 2022, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), issued on August 4, 2022, we have also analyzed the complete set of Condensed Consolidated Interim Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by independent auditors and the internal controls systems maintained by the various areas of Bradesco Conglomerate, mainly the Internal Audit, Risk Management and Compliance areas.

The Management has the responsibility of defining and implementing accounting and management information systems that produce the consolidated financial statements of the companies that comprise the Bradesco Conglomerate, in compliance with Brazilian and international accounting practices. The Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for transactions.

The Independent Audit is responsible for reviewing the Condensed Consolidated Interim Financial Statements, observing the requirements established in the Brazilian and International Standards for the review of the interim accounting information. The Independent Audit is also responsible for issuing a detailed report on the fair presentation of these financial statements, in all of the relevant aspects, according to the applicable IFRS.

The responsibility of the Internal Audit (Audit and General Inspectorship Department) is to assess the quality of Bradesco Organization's internal control systems and the adequacy of the policies and procedures defined by the Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the Internal and Independent Audits, the adequacy of the internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommended to the Board of Directors the approval of the audited Condensed Consolidated Interim Financial Statements related to the half ended on June 30, 2022, prepared according to the International Financial Reporting Standards – IFRS.

Cidade de Deus, Osasco, SP, August 4, 2022.

ALEXANDRE DA SILVA GLÜHER
(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Expert)

PAULO RICARDO SATYRO BIANCHINI
(Member)

JOSÉ LUIS ELIAS
(Member)

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A., referring to the first half of 2022, and, in view of (i) the meetings held with the KPMG Auditores Independentes and their reports; (ii) the meeting held with the Audit Committee and its report; and (iii) the periodic meetings held with management areas and administrators, issue the opinion that the aforementioned documents adequately reflect the equity and financial position of the Company.

Cidade de Deus, Osasco, SP, August 4, 2022

José Maria Soares Nunes

Domingos Aparecido Maia

Joaquim Caxias Romão

Ivanyra Maura de Medeiros Correia

Ava Cohn

For further information, please contact:

Leandro Miranda

Executive Director and Investor Relations Officer

Carlos Wagner Firetti

Bussiness Controller and Market Relations

Director

Phone: +55 11 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/nº – Prédio Vermelho – 3rd floor

Osasco – SP

Brazil

banco.bradesco/ri

bradesco

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